                                                Filed Pursuant to Rule 424(b)(4)
                                                       Registration No. 333-5674


                            CIAO CUCINA CORPORATION
                         CIAO CUCINA CORPORATION LOGO
                        1,000,000 SHARES OF COMMON STOCK

     All of the 1,000,000 shares of Common Stock, no par value (the "Common Stock"), offered hereby (the "Offering") are being offered by Ciao Cucina Corporation ("Ciao" or the "Company"). Prior to the Offering, there has not been any public market for the Common Stock of the Company. For factors considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for listing on the Nasdaq SmallCap Market under the symbol "CIAO."

                      ------------------------------------

     THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PURCHASERS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE INITIAL PUBLIC OFFERING PRICE. AT DECEMBER 31, 1995 AND JULY 14, 1996, THE COMPANY HAD ACCUMULATED SHAREHOLDERS' DEFICITS OF APPROXIMATELY $2.6 MILLION AND $3.4 MILLION, RESPECTIVELY. SEE "RISK FACTORS" BEGINNING ON PAGE 8 AND "DILUTION" ON PAGE 17.

                      ------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------
                                                           UNDERWRITING        PROCEEDS TO
                                       PRICE TO PUBLIC      DISCOUNT(1)        COMPANY(2)
----------------------------------------------------------------------------------------------
Per Share                                   $7.00              $0.63              $6.37
----------------------------------------------------------------------------------------------
Total(3)                                 $7,000,000          $630,000          $6,370,000
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

(1) Does not include additional underwriting compensation payable to Glaser Capital Corporation (the "Managing Underwriter") comprised of (a) a nonaccountable expense allowance equal to 1% of the total Offering proceeds, including proceeds from any sale of shares pursuant to the Underwriters' over-allotment option, and (b) warrants to purchase 100,000 shares of Common Stock at an exercise price of $8.40 per share. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering, estimated at $262,500 (including the nonaccountable expense allowance).

(3) Certain shareholders of the Company (the "Selling Shareholders") have granted to the Underwriters a 30-day option to purchase up to an additional 150,000 shares of Common Stock, solely to cover over-allotments, if any. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholders will be $8,050,000, $724,500, $6,370,000 and $955,500, respectively. In such an event, the Selling Shareholders will bear their proportionate share of the expenses of the Offering. See "Underwriting." The Selling Shareholders may be deemed to be statutory underwriters with respect to the shares to be sold by them. See "Selling Shareholders."

                      ------------------------------------

     The shares of Common Stock are offered by the several Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be available for delivery in Cincinnati, Ohio, on or about November 27, 1996.
                           GLASER CAPITAL CORPORATION

                               November 22, 1996

       [Picture of store-front style specialty gourmet coffee operations]

                      [Picture of interior of restaurant]

                      Downtown Cincinnati Main Dining Room

                             [Picture of food item]

                                   Carpaccio

                             [Picture of food item]

                       Sundried Tomato & Artichoke Pizza

                             [Picture of food item]

                                    Tiramisu
                            [Picture of food items]

                            Grilled Atlantic Halibut

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety and should be read in conjunction with the more detailed information and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus gives effect to a 345.3:1 split of the Company's Common Stock (in the form of a stock dividend) and assumes that the Underwriters' over-allotment option will not be exercised. As used in this Prospectus, the terms "Ciao" and the "Company" mean Ciao Cucina Corporation unless the context indicates otherwise. The Company's fiscal year generally is divided into 13 four-week periods. The Company's 1991 through 1995 fiscal years ended on December 29, December 27, December 26, December 25 and December 31, respectively, and its fiscal 1995 and 1996 first two quarters (twenty-eight weeks) ended on July 9 and July 14, respectively.

                                  THE COMPANY

     The Company owns and operates five restaurants under the name "Ciao Baby Cucina," with locations in Washington, D.C., Hackensack, New Jersey, Cincinnati, Ohio (two restaurants) and Memphis, Tennessee. The restaurants serve authentic Mediterranean cuisine, primarily Northern Italian, with Greek, Spanish and French influences. Annual revenues for the Company have grown from $957,000 in 1991 to $4.8 million in 1995. For further information concerning the history of the Company, see "History of the Company."

     The Company seeks to differentiate its concept by creating restaurants that couple the ambience, food quality and personal service associated with an individual upscale, "white tablecloth" restaurant with the efficiencies and cost effective management techniques of a centrally managed restaurant chain. The Company's management believes that its restaurants represent the "next generation" of restaurant chains which will be demanded by, and will be necessary to satisfy, the discriminating dining public in the twenty-first century. In this regard, the Company's strategy is to emulate privately-held restaurant chains such as Il Fornaio and Houston's. The Company's operating and development strategies include orienting Company restaurants to the casual sophistication favored by the growing "baby boom" customer market and locating restaurants in proximity to arts and entertainment facilities, convention centers or other high traffic generators which are frequented by these targeted customers.

OPERATING STRATEGY

     The Company's operating strategy is to combine successfully the "art and science" aspects of restaurant operations. The key elements of this strategy, which have been successfully developed and implemented in the Company's existing restaurants, are as follows:

          - Dining Ambience. The Company intends to have its restaurants share a common contemporary decor which is sophisticated but warm. The use of stone, marble, unique ceiling treatments, lighting, white tablecloths, an open display kitchen and a personal style of service are combined to provide the feeling of a fine dining restaurant experience in a casual medium-priced restaurant atmosphere. Each restaurant strives to become a place "to see and be seen" in its market area.

          - Corporate-Controlled Menus Enhanced By Local Chef Creativity. Each restaurant's kitchen is managed by a full-time chef who has received culinary training and who is well-versed in the art of food preparation. In addition, all dishes are prepared in accordance with exact recipes that have been tested, approved and carefully documented at the corporate level as to ingredients, cost and presentation. Chefs are encouraged to develop dishes with a local flair or taste, and approximately 20% of the items on each restaurant's menu fall into this category. Before these items achieve a place on the restaurant's menu, they are presented as "specials" to the Company's customers to determine public acceptance and profitability. Senior executives work directly with restaurant general managers and executive chefs on a daily basis to emphasize menu development, control of food, beverage and labor costs, marketing, special promotions and revenue enhancement.

          - Financial Controls. The Company utilizes its "By the Numbers"(C) reporting system which incorporates both proprietary and industry standard elements. Management believes that the breadth of its generation of key operating indices on a daily basis is unusual in the restaurant industry and allows the Company's management to promote its sales efforts and control its costs, including food, beverage and labor, on a more immediate basis to better ensure profitable operations at each location. The Company's point-of-sale systems are all completely computerized. All of the accounting systems, including accounts payable, accounts receivable, payroll and generation of financial statements, are centralized at the corporate headquarters, thereby ensuring greater accuracy and limiting the Company's potential for loss.

          - Value-Added Services. The Company's newest restaurants include store-front style specialty gourmet coffee operations that are also open during breakfast hours and feature house-made pastries and European-style breads, cappuccino and espresso and carry-out items from the restaurant's regular menu, as well as Ciao Espresso logo merchandise. This feature will be incorporated in all future Ciao Baby restaurants.

          - Key Customer Marketing. Both the Company's top management and the unit manager of each restaurant strive to develop personal relationships with the Company's most faithful and significant customers. This is accomplished by various programs, including the "red phone," an unlisted telephone number for use by approximately the most frequent 500 customers of each restaurant; personalized thank-you notes; the establishment of an extensive data base of customers in each restaurant who receive periodic personal mailings; and a dining room system referred to as "table touch," which means the Company's restaurant managers attempt to communicate with each table in their restaurant at every meal period on a personal basis. This special treatment is designed to build a sense of loyalty and to ensure both repeat business and referrals.

EXPANSION STRATEGY; RECENT DEVELOPMENTS

     Two of the Company's five restaurants opened during the first quarter of 1996. The Company plans to open two more restaurants in early 1997, three additional restaurants later in 1997 and five in 1998, with a goal of expanding to a total of 30 restaurants by year-end 2000. The Company's expansion strategy is to establish restaurants in medium-sized cities within two hours' travel time from the Company's headquarters. Management believes that the casual atmosphere, food quality and moderate prices offered by the restaurants appeal to a growing customer market.

     On July 1, 1996, the Company entered into a lease for a 6,755 square foot restaurant in Ft. Lauderdale, Florida. The restaurant will be located in Northport Marketplace Center, in close proximity to the Broward County Convention Center and the Port Everglades Cruise Port. Costs to open the restaurant are expected to be approximately $1.35 million, of which the landlord will contribute approximately $675,500 in tenant improvements. The landlord also will lend the Company approximately $169,000 toward the total costs. The Company currently expects the facility to open prior to March 1, 1997.

     The Company is engaged in negotiations to lease space from the Playhouse Square Foundation of Cleveland, Ohio, a nonprofit entity, or an affiliate (together, "PSF"), to develop an approximately 5,700 square foot restaurant and 11,500 square foot banquet facility at Cleveland's Playhouse Square Center, the heart of the redeveloped theater district. The currently projected opening budget is approximately $3.2 million. It is anticipated that the Company will be responsible for $400,000 of the opening costs. It also is anticipated that PSF will contribute $300,000 as a tenant improvement allowance and obtain the remaining $2.5 million through one or more loans and tax credits, which $2.5 million also will be advanced as an additional tenant improvement allowance. Ciao Playhouse, Inc., a wholly-owned subsidiary of the Company ("Ciao Playhouse"), will be the tenant and will pay base rent in an amount necessary to amortize the portion of the $2.5 million tenant improvement allowance that was a loan to PSF. Ciao Playhouse also will pay PSF percentage rent equal to 50% of Ciao Playhouse's net income, after deducting base rent and a management fee payable to the Company equal to 5% of gross sales. During 1995 Cleveland Playhouse Square attracted over 1 million patrons to its four theaters. A fifth theater is scheduled to open in late 1997. The Company currently anticipates that, assuming consummation of a definitive lease agreement (as to which there can be no assurance), both the restaurant and the banquet facility will open in April 1997.

     The Company is evaluating a proposal from a developer to lease space for a 7,515 square foot restaurant in Baton Rouge, Louisiana. If a definitive agreement is reached, the restaurant will be located in the Mall of Louisiana, a comprehensive shopping facility currently under construction which is modeled after the Mall of America. Costs to open the restaurant are expected to be approximately $1.3 million of which, under the proposal, the landlord would contribute approximately $750,000 in tenant improvements. The proposal provides for a lease term of 20 years. Rent would be computed by adding a base rent, which would increase during the term of the lease, to a percentage rent determined by the amount of gross sales in excess of certain break point figures. The Company currently expects the restaurant would open by November 1, 1997.

     Other locations under active consideration for future Company restaurants include Birmingham, Alabama; Ft. Myers, Florida; Hilton Head, South Carolina; and Kansas City, Missouri. The Company does not expect to enter into future restaurant leases with related parties. See "Business -- Expansion Strategy."

DEVELOPMENT STRATEGY

     The Company's development strategy is to locate its restaurants in close proximity to arts and entertainment facilities, convention centers or other high traffic generators, which provide a readily accessible customer base, and to utilize existing buildings for new units in lieu of free-standing construction. To date, the Company has been successful in negotiating favorable lease arrangements and significant tenant improvement allowances from its landlords which, as shown below, have substantially limited Company capital commitments for each restaurant. For further information concerning leases, see
"Business -- Properties."

                                              COST PER RESTAURANT(1)
                                          ------------------------------      TRAILING       TRAILING
                                            COMPANY          DEVELOPER        3-PERIOD      13-PERIOD
                                          CONTRIBUTION      CONTRIBUTION      REVENUES(2)   REVENUES(2)
                                          ------------      ------------      --------      ----------
EXISTING RESTAURANTS:
Cincinnati, Ohio........................   $   528,000       $    84,600      $336,602      $1,295,630
  (Harper's Point)
Washington, D.C.........................   $   646,500          (3)           $743,869      $2,069,193
Hackensack, New Jersey..................   $   597,000       $ 1,138,000      $514,868      $1,798,348
Memphis, Tennessee......................   $   785,000       $   705,000      $569,168         n/a
Cincinnati, Ohio........................   $ 1,240,000(4)    $   550,000      $705,111         n/a
  (downtown)
PROPOSED RESTAURANTS:
Cleveland, Ohio(5)......................   $   400,000       $ 2,800,000        n/a            n/a
Ft. Lauderdale, Florida(5)..............   $   539,500(6)    $   675,500        n/a            n/a

---------------

(1) Consists of leasehold improvements, restaurant equipment, computer equipment, furniture and fixtures, china, flatware and glassware and pre-opening expenses. See Notes 1 and 4 to Financial Statements.

(2) "Trailing 3-Period Revenues" and "Trailing 13-Period Revenues" consist of revenues for an individual restaurant for the three four-week periods and 13 four-week periods, respectively, immediately following the opening of that particular restaurant.

(3) The Company took over a fully-equipped restaurant location in Washington, D.C., with no "key-money." Therefore, total developer costs are not quantifiable in this instance.

(4) Includes $150,000 of developer-provided financing.

(5) The Company has entered into a lease for the Ft. Lauderdale restaurant. The Cleveland restaurant is contingent upon successful lease negotiations, which may not occur. Projected costs are based upon management's best current estimates; actual costs could vary significantly. See "Risk
    Factors -- Adverse Effect of Unanticipated Costs of Expansion."

(6) Includes $169,000 of developer-provided financing.

                                  THE OFFERING

Common Stock Offered by the Company.............  1,000,000 Shares
Common Stock to be Outstanding after the          3,149,766 Shares(1)
  Offering......................................
Use of Proceeds.................................  To repay outstanding indebtedness of the
                                                  Company, to finance the development of new
                                                  restaurants and for working capital
                                                  purposes.
Nasdaq SmallCap Market Symbol...................  CIAO

---------------

(1) Excludes 249,990 shares of Common Stock issuable upon exercise of warrants held by persons who have provided certain debt financing to the Company (the "Bridge Financing Warrants") and 100,000 shares issuable upon exercise of warrants to purchase Common Stock to be granted to Glaser Capital Corporation at the time of the closing of the Offering (the "Underwriter's Warrants") (see "Underwriting"). Includes 1,365,799 shares of Common Stock issuable upon the conversion, at the time of the closing of the Offering, of all outstanding shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") and Series B Convertible Preferred Stock (the "Series B Preferred Stock") (together, the "Preferred Stock"), 53,866 shares issuable upon conversion of $100,000 principal amount of the Company's Series A and B Convertible Subordinated Participating Income Notes (the "Series A/B Notes"), 81,352 shares issuable upon conversion of a note payable to Towne Investment Company, a Limited Partnership (the "Towne Note") and 78,839 shares (based upon amounts outstanding at September 30,
    1996) of Common Stock issuable at the time of the closing of the Offering in payment of certain deferred consulting fees and Preferred Stock dividends. See "Certain Transactions." Also excludes outstanding options to purchase 21,645 shares of Common Stock at the initial public offering price held by the Company's Chief Executive Officer, its Vice President -- Finance and one other employee. The Company will not grant options or other rights to purchase or acquire shares for a period of one year after the Offering if, as a result, all outstanding options or rights would entitle their holders to acquire in excess of 12% of the shares outstanding upon completion of the Offering.

                             SUMMARY FINANCIAL DATA
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         FIRST TWO
                                                        FISCAL YEAR                      QUARTERS
                                         -----------------------------------------    ---------------
     STATEMENT OF OPERATIONS DATA:       1991     1992     1993     1994     1995      1995     1996
                                         -----   ------   ------   ------   ------    ------   ------
Revenues...............................  $ 957   $1,080   $1,870   $3,273   $4,779    $2,555   $4,130
Loss from operations...................   (147)     (32)    (334)    (359)    (833)     (448)    (528)
Interest expense, net..................    (43)     (54)    (102)    (259)     (72)      (30)    (177)
Other income (expense).................      0      (23)       0      (52)       3       (28)     (11)
Net loss...............................   (190)    (109)    (436)    (670)    (903)     (507)    (716)
Net loss per share.....................  (0.24)   (0.14)   (0.55)   (1.16)   (1.94)    (1.02)   (1.51)
Weighted average common and common
  equivalent shares (1)................    794      794      794      576      570       570      570
OPERATING DATA:
Number of restaurants open at period
  end..................................      1        1        2        3        3         3        5
Number of mature restaurants(2)........      0        1        1        1        2         2        3
Average revenue per mature
  restaurant(3)........................    n/a   $1,080   $1,071   $1,139   $1,462    $  747   $  772

                                                                            JULY 14, 1996
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(4)
                                                                      -------     --------------
BALANCE SHEET DATA:
Working capital.....................................................  $  (903)        $3,191
Total assets........................................................    5,585          8,698
Long-term obligations, including current portion....................    2,604             10
Shareholders' equity (deficit)......................................   (3,429)         5,649

---------------

(1) See Note 1 to Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

(2) A mature restaurant is one which has been open at least 18 months.

(3) Includes the Company's first, and smallest, restaurant which opened in April 1991. The Company's mature restaurants do not include the value-added features incorporated in the Company's two newest restaurants. See "Business" and "Business -- Operating Strategy."

(4) Adjusted to give effect to the sale of 1,000,000 shares of Common Stock offered by the Company hereby, the conversion of all outstanding shares of Preferred Stock into 1,365,799 shares of Common Stock, the conversion of the Series A/B Notes into 53,866 shares of Common Stock, the conversion of the Towne Note into 81,352 shares of Common Stock, the issuance of 78,839 shares (based on amounts outstanding at September 30, 1996) of Common Stock in payment of certain deferred consulting fees and Preferred Stock dividends and the application of the estimated net proceeds of the Offering as described under "Use of Proceeds." See also "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. Accordingly, prospective investors should consider carefully the following risk factors, in addition to other information concerning the Company and its business contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

     HISTORY OF LOSSES; WORKING CAPITAL DEFICIT; ACCUMULATED DEFICIT; INDEPENDENT AUDITORS' "GOING CONCERN" OPINION. For fiscal 1995 and for the first two quarters of 1996, the Company reported operating losses of approximately $833,000 and $528,000, respectively. To date, the Company has not achieved company-wide profitability on a quarterly basis, and there can be no assurance that the Company's operations will be profitable in the future. The Company will recognize certain substantial one-time restructuring and financing fees, estimated at $245,000 and $325,000, respectively, during the last two quarters of 1996, and the Company expects to report a loss for the last two quarters of 1996 greater than that reported for the first two quarters of 1996. The Company's operating expenses have increased and can be expected to increase significantly in connection with the Company's proposed expansion. The Company's future profitability will depend upon, among other things, corresponding increases in revenues from operations. In addition, unfavorable economic conditions, including downturns in the economy, resulting in decreased restaurant dining, could adversely affect the Company's future operating results. There can be no assurance that the Company's rate of revenue growth will continue in the future or that the Company's operations will be profitable. At July 14, 1996, the Company had a working capital deficit of approximately $0.9 million and an accumulated shareholders' deficit of approximately $3.4 million. The Company's independent auditors have included an explanatory paragraph in their report on the Company's financial statements, stating that they have been prepared assuming that the Company will continue as a going concern and that the Company's recurring losses from operations, net working capital deficiency, and total shareholders' deficiency raise substantial doubt about the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Liquidity and Capital Resources" and the Financial Statements and Notes thereto included herein.

     LIMITED OPERATING HISTORY AND RESTAURANT BASE. The Company has a limited operating history upon which investors may evaluate its performance. The Company has only five restaurants, the first of which opened in 1991 and two of which opened in 1996. In view of its limited operating history, the Company remains vulnerable to a variety of business risks associated with young, growing companies. The results achieved to date by the Company's relatively small restaurant base may not be indicative of the prospects or market acceptance of a larger number of restaurants. Consequently, operating results achieved to date by the Company's existing restaurants may not be indicative of the results that may be achieved by existing or new restaurants in the future. In the event of prolonged periods of unfavorable operating results at existing or future restaurants, the Company may be required to close or relocate restaurants. In light of the Company's small restaurant base, the lack of success of any of its restaurants, or the unsuccessful operation of a new restaurant, could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

     REQUIREMENTS FOR ADDITIONAL CAPITAL TO COMPLETE EXPANSION PROGRAM; DEPENDENCE ON PROCEEDS OF OFFERING. The Company's capital requirements have been and will continue to be significant. The Company is dependent upon the proceeds of this Offering to repay outstanding indebtedness and to finance new restaurants. The Company has entered into a ten-year lease, requiring minimum annual rental payments of $202,650, for the Ft. Lauderdale facility in the expectation that sufficient Offering proceeds will be available to complete and open this restaurant. The Company's goal is to expand to 30 restaurants by year-end 2000. A portion of the expenditures budgeted for this expansion program will be satisfied by the net proceeds from this Offering and projected cash flow from operations. However, to complete its expansion program the Company will need to arrange for additional bank or other financing and obtain developer contributions for new restaurants comparable to those obtained in the past. While the Company believes that, following this Offering, such financing will be available and such developer contributions can be obtained, there can be no assurance that the Company will be able to obtain additional capital or developer contributions when needed on satisfactory terms or at all. Any inability to obtain additional financing or developer contributions when required is likely to result in the Company having to curtail its expansion efforts and could have a material adverse effect on the Company's financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Expansion Strategy."

     IMPORTANCE OF EXPANSION STRATEGY TO COMPANY SUCCESS. At December 31, 1995 and July 14, 1996, the Company owned and operated three and five restaurants, respectively. The Company plans to increase significantly the number of Company-owned restaurants to as many as 30 by year-end 2000. In addition to the capital requirements which will need to be met, the opening and success of restaurants will depend on various factors, including availability of suitable sites; the negotiation of acceptable leases for new locations; regulatory compliance; the ability to meet construction schedules; the ability of the Company to manage successfully its anticipated expansion and hire and train personnel; interest rates; real estate markets; competition; and general economic and business conditions. Many of the foregoing factors are not within the control of the Company. There can be no assurance that the Company will be able to achieve its expansion goals. Furthermore, concept restaurants, such as those of the Company, may prove successful in one geographical or socio-economic area and unsuccessful in another. At present, the Company has no specific plans, proposals, arrangements or understandings with respect to future additional restaurants, except for the proposed Cleveland, Ohio and Baton Rouge, Louisiana locations. See "Business -- Expansion Strategy."

     ADVERSE EFFECT OF UNANTICIPATED COSTS OF EXPANSION. The opening of a new restaurant involves substantial work to prepare the facility after a lease has been entered into and certain fixed expenditures (primarily lease payments) have begun. During the preparation phase, unanticipated costs and/or delays may be encountered due to construction, regulatory or other problems. These problems may result in either or both additional out-of-pocket expenditures and the loss of profits which would have been realized had the facility opened as scheduled. Construction delays sometimes may be alleviated by overtime hours involving additional costs, which must be offset against potential lost revenue. Any of these factors could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

     SERVICE MARK PROTECTION AND PROPRIETARY INFORMATION. The Company believes that its service marks have significant value and are important to its ability to create demand for and awareness of its restaurants. The Company has registered the trade name "CIAO BABY" with the Ohio Secretary of State and has acquired the registered service mark "CIAO!" in the State of Tennessee. The Company has not obtained federal registration of any name or mark. The Company's registrations in Ohio and Tennessee place on record the Company's claimed dates of first use of the marks registered in those states. The Company may bring an action against a third party using a confusingly similar mark for restaurant services in the geographic area served by the Company and, assuming the third party cannot establish superior rights pursuant to federal registration or prior use, enjoin such third party from using the mark. However, Hampden, Inc., a Colorado corporation unaffiliated with the Company, operates a restaurant in Denver, Colorado using the "Ciao! baby" name and registered the servicemark "Ciao! baby" with the U.S. Patent and Trademark Office on November 10, 1992. As a result, and assuming the validity of its registration, under federal law Hampden possesses the right to enjoin the Company's use of "Ciao! baby" in any geographical market where the Company operates a restaurant if and when Hampden enters that market. Currently, Hampden has not entered a geographical market in which the Company presently operates or plans to open a restaurant.

     Any entity that can demonstrate the use of "Ciao! baby" in interstate commerce prior to Hampden's first use may petition the U.S. Patent and Trademark Office to cancel Hampden's federal registration of the "Ciao! baby" service mark. Under federal law, any such petition to cancel Hampden's registration based on prior use must be filed on or before November 10, 1997. The Company is attempting to determine if it can demonstrate that it used "CIAO BABY" in interstate commerce prior to Hampden's first use. Based upon the results of this review, the Company may file a petition seeking to cancel Hampden's federal registration. There can be no assurance, however, that the Company will be successful in these efforts or that Hampden will not attempt to enjoin the Company's use of "CIAO BABY" in existing or future markets in which the Company operates. If the Company were prevented from using the "CIAO BABY" mark, it could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

     The Company also relies on trade secrets and proprietary know-how and employs various methods to protect its concepts and recipes. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop similar know-how or obtain access to the Company's know-how, concepts and recipes. See "Business -- Service Marks and Proprietary Information."

     POSSIBLE ADVERSE EFFECTS IF GROWTH IS NOT MANAGED PROPERLY. The Company's operational strategy is heavily dependent upon daily review of information from, and discussions with, its restaurant managers. While the Company has designed its corporate operations to support expansion, the Company's proposed growth strategy may require expansion of both the restaurant management staff and corporate office support staff beyond that currently contemplated, as well as the enhancement of operational and financial systems. Failure to implement these systems and add these resources could have a material adverse effect on the Company's financial condition, results of operations and cash flows. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth.

     EXPOSURE TO COST FLUCTUATIONS. An increase in operating costs could have a material adverse effect on the Company's financial condition, results of operations and cash flows. Factors such as inflation, increased food costs, increased labor and employee benefit costs, labor conflicts and the availability of qualified management and hourly employees may adversely affect operating costs as a percentage of restaurant sales. Many of these costs are beyond the control of the Company. Dependence on frequent deliveries of fresh food products also subjects restaurant businesses such as the Company to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. The Company's results of operations are highly sensitive to increases in operating costs that cannot always be passed on to its customers in the form of higher prices. The Company generally has been able to anticipate and react to fluctuations in food costs through selected menu price adjustments and promoting certain alternative menu selections (in response to price and availability of supply). However, there can be no assurance that the Company will be able to continue to anticipate and respond to such supply and price fluctuations in the future or that the Company will not be subject to significantly increased costs in the future.

     ADVERSE EFFECTS OF POSSIBLE LABOR SHORTAGES. The possibility of labor shortages, particularly of hourly workers available to work at or near the minimum wage, exists in virtually all of the geographical areas where the Company has opened or plans to open restaurants. The Company may be required to
(i) delay the opening of restaurants, which could negatively impact the Company's financial condition, results of operations and cash flows and delay its expansion plans, (ii) offer higher wages and benefits to attract qualified workers, which could negatively impact profit margins or necessitate charging higher prices, which could in turn negatively impact sales, or (iii) operate with fewer employees, which could adversely impact the quality of service and, ultimately, sales. There can be no assurance that the Company will be able to attract the hourly workers necessary to open restaurants when scheduled or to operate such restaurants in the manner desired.

     DEPENDENCE UPON KEY PERSONNEL. The loss of the services of Carl A. Bruggemeier, the founder, Chairman and Chief Executive Officer of the Company, would have a significant adverse effect on the Company. There can be no assurance that an adequate replacement could be found for Mr. Bruggemeier in the event of his unavailability. Although Mr. Bruggemeier has entered into an employment agreement with the Company, there can be no assurance that he will continue in his present capacity with the Company for any specified period of time. The Company is the beneficiary of life insurance in the amount of $3 million on the life of Mr. Bruggemeier, but there can be no assurance that such insurance will be available in the future or that such insurance would be adequate to compensate the Company for the loss of his services. As the Company expands its operations, the success of its business will increasingly depend upon the Company's ability to attract and retain skilled restaurant managers and other management personnel. See "Business -- Employees."

     COMPETITION FROM OTHER RESTAURANTS. The restaurant business is highly competitive with respect to price, service, location and food quality and is often affected by changes in consumer taste, economic conditions and travel patterns. The Company competes in the casual dining segment for (i) customers,

(ii) management personnel and labor and (iii) restaurant sites. A number of competitors operate or franchise more restaurants, have significantly greater resources and have a longer operating history than the Company. No assurance can be given that the restaurants owned by the Company will be positioned to compete successfully in any or all of the markets in which they now operate or may operate in the future. Existing competitors may expand or modify operations to compete successfully in the same market targeted by the Company. In addition, if the Company's restaurants are perceived as being successful or its concept is received favorably in the industry, new competitors, including national food service chains with significantly greater resources than the Company, may be formed to operate restaurants similar in concept to those of the Company. Potential employees may desire to seek employment from competitors of the Company that have a more established market presence than the Company. See "Business -- Competition."

     EVENTS WHICH MAY AFFECT THE RESTAURANT INDUSTRY: CHANGING TRENDS AND OTHER FACTORS AFFECTING MULTI-UNIT RESTAURANT BUSINESSES. Multi-unit restaurant businesses such as the Company can be substantially adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues attributable to one restaurant or a limited number of restaurants. In addition, public tastes can often change dramatically, particularly with regard to restaurant selection. Concept restaurants or restaurant chains may achieve initial success but thereafter suffer declines as public tastes change. Restaurant customers are often attracted to new restaurants and new restaurant concepts and abandon older restaurants. No assurance can be given that the Company's restaurants will achieve long-term success, even if initial profitability is achieved.

     RISK RELATED TO RESTAURANT LOCATIONS. The Company's strategy is to locate its restaurants in proximity to arts and entertainment facilities, convention centers and other high traffic generators. Although the restaurant industry in general is seasonal, this strategy may result in variations to normal seasonality patterns based on the schedules of such facilities. If the facilities are not well "booked" or do not offer events or attractions which draw large audiences, the Company's financial condition, results of operation and cash flows could be materially and adversely affected.

     POTENTIAL CONFLICTS OF INTEREST. Two of the Company's nominees for director after the Offering are principals or officers of entities which, respectively, lease space and sell beverages to the Company. To date, all transactions with these entities have been arms length, third-party transactions. Subsequent to the Offering, however, it is possible that conflicts of interest could arise as a result of these persons' dual capacities as directors of the Company and as principals or officers of entities having significant business relationships with the Company. See "Certain Transactions."

     CONTROL BY MANAGEMENT. After the Offering, the Company's executive officers and directors will control approximately 49.2% of the Company's outstanding Common Stock and will be able to significantly influence most matters requiring approval by shareholders, including the election of directors. This could have the effect of delaying or preventing a change in control of the Company and, accordingly, could limit the price that investors might be willing to pay for the Common Stock. See "Description of Capital Stock" and "Holdings of Management and Principal Shareholders."

     POSSIBLE ADVERSE EFFECTS OF GOVERNMENT REGULATION. The restaurant industry is subject to numerous Federal, state and local government regulations, including those relating to the preparation and sale of food, the sale of alcoholic beverages and building and zoning requirements. Additionally, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. The failure to obtain or retain food licenses or alcoholic beverage licenses could adversely affect the Company. Also, although to date the majority of the Company's employees either are not subject to or are paid at levels above the minimum wage, the future enactment, adoption or amendment of laws or regulations, such as a further increase in the minimum wage, mandatory health insurance coverages for employees or other costs associated with employees, could adversely affect the restaurant industry in general and could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

     PRODUCT AND OTHER LIABILITY. The preparation and serving of food necessarily involves the risk that harmful micro-organisms may be transferred to the Company's customers. These micro-organisms may be present in the raw materials purchased by the Company or transmitted by employees of the Company. Resulting illness of a customer may subject the Company to monetary liability and may also damage the reputation of the Company's restaurants. In addition, customers may suffer other injuries on the Company's premises. The Company carries general liability policies in the amount of $1,000,000 per occurrence and $4,000,000 in the aggregate. Although the Company has not yet incurred any liability as a result of customer illness, there can be no guarantee that such an event will not occur in the future.

     PRODUCT LIABILITY FOR SALE OF ALCOHOLIC BEVERAGES. The Company is subject to "dram-shop" statutes, which generally provide a person injured by an intoxicated person with the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The laws of many states provide that a vendor of alcoholic beverages may be held liable in a civil cause of action for injury or damage caused by or resulting from the intoxication of a minor (under 21 years of age) if the vendor willfully, knowingly and unlawfully sells or furnishes alcoholic beverages to the minor and knows that the minor will soon thereafter be driving a motor vehicle. A vendor can be similarly held liable if it knowingly provides alcoholic beverages to a person who is in a noticeable state of intoxication, knows that the person will soon thereafter be driving a motor vehicle and injury or damage is caused by that person. In addition, significant national attention is focused on the problem of drunk driving, which could result in the adoption of additional legislation and increased potential liability of the Company for damage or injury caused by its customers. See "Business -- Governmental Regulation."

     IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $5.24 (approximately 75%) per share in the net tangible book value from the initial public offering price per share. See "Dilution."

     NO ASSURANCE OF PUBLIC MARKET; DETERMINATION OF PUBLIC OFFERING PRICE; POSSIBLE VOLATILITY OF COMMON STOCK PRICE; UNDERWRITERS' POTENTIAL INFLUENCE ON THE MARKET. Prior to this Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Managing Underwriter and does not necessarily reflect the Company's book value or other established criteria of value. Moreover, the initial public offering price may bear no relationship to the price at which the Common Stock will trade after the completion of the Offering (which price could be lower than the initial public offering price). The market price of the Common Stock following the consummation of this Offering may be highly volatile as has been the case with the securities of many emerging companies. Factors such as the Company's financial results, quarter-to-quarter variations in operating results, announcements by the Company or its competitors, general market trends and various factors affecting the restaurant industry generally may have a significant impact on the market price of the Common Stock. In addition, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations which have not necessarily been related to the operating performances of such companies. Although the Common Stock has been approved for listing on the Nasdaq SmallCap Market, no assurance can be given that an active market for the Common Stock will develop or, if developed, will continue. The Managing Underwriter has advised the Company that it intends to make a market in the Common Stock and may otherwise effect transactions in these securities, although it has no obligation to do so. As a result, the Managing Underwriter may exert a dominating influence on the market for the Common Stock. There also can be no assurance that the Managing Underwriter will be willing or able to continue its market making activities and these activities may be discontinued at any time. The price and liquidity of the Common Stock may be significantly affected by the degree, if any, of the Managing Underwriter participation in the market for the Common Stock. See "Underwriting."

     POSSIBLE DELISTING OF SECURITIES FROM NASDAQ; DISCLOSURE RELATING TO LOW-PRICED STOCKS. The Common Stock has been approved for listing on the Nasdaq SmallCap Market ("Nasdaq") upon the consummation of this Offering. However, in order to continue to be included on Nasdaq, a company must maintain $2,000,000 in total assets, a $200,000 market value of the public float and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share; except that if a company falls below this minimum bid price, the company will remain eligible for continued inclusion on Nasdaq if the market value of the public float is at least $1,000,000 and the company has $2,000,000 in capital and surplus. Failure to meet these maintenance criteria in the future may result in the delisting of the Common Stock from Nasdaq. Thereafter, trading, if any, in the Common Stock would be conducted outside Nasdaq in the over-the-counter market. As a result, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, if the Common Stock were delisted from trading on Nasdaq and the trading price of the Common Stock were less than $5.00 per share, trading in the Common Stock would also be subject to certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any equity security outside Nasdaq that has a market price of less than $5.00 per share). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage them from effecting transactions in the Common Stock, thereby severely limiting the market liquidity of the Common Stock and the ability of purchasers in this offering to sell the Common Stock in the secondary market.

     SHARES ELIGIBLE FOR FUTURE SALE. Future sales pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act") of the shares of Common Stock held by existing shareholders of the Company could have an adverse effect on the price of the Common Stock. After the Offering, approximately 1,176,000 shares of Common Stock will be eligible for sale under Rule 144 commencing 90 days after the date of this Prospectus; however, each of the Company's officers and directors and certain other shareholders, who together will hold an aggregate of 1,645,665 shares of Common Stock, have agreed not to offer or otherwise dispose of such shares for 180 days after the date of this Prospectus without the consent of the Managing Underwriter. Additionally, outstanding warrants to purchase 249,990 shares of Common Stock become immediately exercisable upon the closing of the Offering, and the holders of these warrants have registration rights which will be exercisable after the expiration of the 180-day "lock-up" period. Registration and sale of these shares also could effect adversely the price of the Common Stock. See "Certain Transactions" and "Shares Eligible for Future Sale."

     BENEFITS OF THE OFFERING TO CURRENT SHAREHOLDERS, DIRECTORS AND OFFICERS OF THE COMPANY. The Company intends to use a portion of the net proceeds of the Offering to pay approximately $2.7 million in outstanding indebtedness held by Blue Chip Capital Fund Limited Partnership, one of the Selling Shareholders, and certain other persons who provided bridge financing. Approximately $202,000 of the Offering proceeds will be used to repay bank debt which is personally guaranteed by Mr. Bruggemeier. If the over-allotment option is exercised, the Selling Shareholders (including Mr. Roger Lipton, a director of the Company) will receive the net proceeds of any shares of Common Stock sold by them. The Offering also may provide existing shareholders with liquidity through the creation of a public market. See "Use of Proceeds" and "Underwriting."

     ABSENCE OF DIVIDENDS. The Company has never paid dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy."

     POTENTIAL ANTI-TAKEOVER EFFECT AND POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF CERTAIN CHARTER PROVISIONS AND THE OHIO GENERAL CORPORATION LAW. Certain provisions of the Company's Restated Articles of Incorporation and of the Ohio Revised Code (the "Ohio GCL"), together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for the Common Stock.

     Pursuant to the Company's Restated Articles of Incorporation, upon the closing of the Offering, the Board of Directors of the Company will have the authority to issue up to 100,000 preferred shares without further shareholder approval. Such preferred shares could have dividend, liquidation, conversion, voting and other rights and privileges that are superior or senior to the Common Stock. Issuance of preferred shares could result in the dilution of the voting power of the Common Stock, adversely affect holders of the Common Stock in the event of liquidation of the Company or delay, defer or prevent a change in control of the Company.

     In addition, Sections 1701.01 and 1701.831 of the Ohio GCL contains provisions that require shareholder approval of any proposed "control share acquisition" of any Ohio corporation at any of three ownership thresholds: 20%, 33 1/3% and 50%; and Chapter 1704 of the Ohio GCL contains provisions that restrict certain business combinations and other transactions between an Ohio corporation and interested shareholders. See "Description of Capital
Stock -- Provisions Affecting Business Combinations and Changes in Control."

                             HISTORY OF THE COMPANY

     Ciao Cucina Corporation is an Ohio corporation formed by Carl A. Bruggemeier and others to develop and own moderately-priced, contemporary restaurants serving Mediterranean cuisine. The Company's original name was Don Carlo Inc. In late 1993, Fire In The Kitchen, Inc. ("FITK"), an Ohio corporation controlled by Mr. Bruggemeier, was merged into the Company, with the FITK shareholders receiving an aggregate of 103,762.7 shares of the Company's Common Stock in exchange for all outstanding shares of FITK common stock. FITK owned and operated the Cincinnati, Ohio, Harper's Point restaurant, which was acquired by the Company in the merger.

     In March 1995, the Company issued 15,000 shares of Series A Preferred Stock to Blue Chip Capital Fund Limited Partnership ("Blue Chip LP") in exchange for cancellation of $350,000 of outstanding indebtedness and an additional investment of $1,150,000 by Blue Chip LP. At the same time, the holders of $1,092,960 aggregate principal amount of other outstanding indebtedness exchanged notes held by them for 1,584 shares of the Company's Series B Preferred Stock. The conversion ratios were determined by arms length negotiations among Blue Chip LP, the Company and certain representatives of the outstanding noteholders and were agreed to by the Company and by all but two noteholders (the notes issued to such noteholders are still outstanding). All outstanding shares of Preferred Stock will convert automatically to shares of Common Stock at the closing of the Offering on the basis of 54.235 and 348.7 shares of Common Stock, respectively, for each outstanding share of Series A and Series B Preferred Stock, or approximately $1.84 and $1.98 per share of Common Stock, respectively. During 1996 Blue Chip LP and other investors loaned the Company an aggregate of an additional $2,300,000 to finance the Company's expansion and operations in contemplation of the Offering and received five-year warrants to purchase 249,990 shares of Common Stock at a price of $7.00 per share (the "Bridge Financing Warrants"). See "Certain Transactions."

     The Company was incorporated on August 5, 1992. The Company's executive offices are located at 700 Walnut Street, Suite 300, Cincinnati, Ohio 45202, and its telephone number is (513) 241-9161.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock in the Offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $6.1 million. The following table sets forth the expected use of the net proceeds of the Offering, based upon amounts of indebtedness outstanding at October 8, 1996:

                                       USE                                      PROCEEDS
    -------------------------------------------------------------------------  ----------
    Repayment of 12% bridge loans............................................  $1,115,000(1)
    Repayment of 10.35% bridge loans (held by Blue Chip LP)..................   1,525,000(1)(2)
    Repayment of indebtedness to The Provident Bank bearing interest from 9%
      to prime plus 2%.......................................................     202,000(3)
    Development and opening of new restaurants...............................   2,620,000(4)
    Balance to be used for working capital...................................     638,000

---------------

(1) Represents principal and accrued interest. Amounts outstanding at July 14, 1996 were approximately $1,079,000 of 12% loans and $1,135,000 of 10.35%
    loans. These obligations mature on the earlier of March 8, 1998 or within ten days of closing of this Offering. Proceeds from these loans were used for working capital and to help fund the opening of the Company's two newest restaurants.

(2) The principal amount of the loan represents $1,250,000 of funds loaned to the Company by Blue Chip LP and a $200,000 financing fee payable to Blue Chip LP.

(3) Represents principal and accrued interest. The amount outstanding at July 14, 1996 was approximately $212,000. These obligations mature through May 1997 and are personally guaranteed by Mr. Bruggemeier.

(4) Estimated based upon the assumed opening of five additional restaurants during 1997. The Company estimates that approximately $370,000 of proceeds will be used to develop and open the Ft. Lauderdale, Florida restaurant, $400,000 to develop and open the Cleveland, Ohio restaurant and $550,000 to open the Baton Rouge, Louisiana restaurant (assuming a lease is signed). The two remaining restaurants have not been finally identified, but the Company estimates that $650,000 in proceeds will be used to develop and open each of these restaurants.

     There can be no assurance that such allocations will not be changed to respond to changes in the Company's business or future conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending such uses, the Company intends to invest the net proceeds from this Offering in short-term investment grade instruments.

                                DIVIDEND POLICY

     The Company presently intends to retain any earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the pro forma capitalization of the Company as of July 14, 1996, and as adjusted to reflect (i) the sale of 1,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds as set forth under "Use of Proceeds," (ii) the conversion at the closing of the Offering of all outstanding shares of Preferred Stock into Common Stock on the basis of 54.235 shares of Common Stock for each share of Series A Preferred Stock and 348.7 shares of Common Stock for each share of Series B Preferred Stock (and the elimination of fractional shares), and (iii) the issuance of 53,866 shares of Common Stock upon conversion of the Series A/B Notes, 81,352 shares of Common Stock upon conversion of the Towne Note and 78,839 shares (based upon amounts outstanding at September 30, 1996) of Common Stock issuable at the closing of the Offering in payment of certain deferred consulting fees and preferred stock dividends. See "Certain Transactions."

                                                                              JULY 14, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (in thousands)
Short-term obligations:
  Current maturities of long-term obligations..........................  $   342       $     4
                                                                         =======       =======
Long-term obligations:
  Long-term debt.......................................................  $ 2,262       $     6
                                                                         -------       -------
Redeemable equity:
  10% Series A Convertible Preferred Stock  -- $100 par value, 15,000 shares authorized; 15,000 shares outstanding; no shares
     outstanding, as adjusted..........................................    1,647             0
  10% Series B Convertible Preferred Stock -- $690 par value, 1,740 shares authorized; 1,584 shares outstanding; no shares
     outstanding, as adjusted..........................................    1,234             0
                                                                         -------       -------
     Total redeemable equity...........................................    2,881             0
                                                                         -------       -------
Shareholders' equity (deficit):
  Common Stock -- no par value, 10,000,000 shares authorized, 794,355
     shares outstanding; 3,149,766 shares outstanding as adjusted(1)...        1         9,375
  Treasury stock -- 224,445 shares, stated at cost.....................     (135)         (135)
  Accumulated and paid-in deficit......................................   (3,295)       (3,591)
                                                                         -------       -------
     Total shareholders' equity (deficit)..............................   (3,429)        5,649
                                                                         -------       -------
Total capitalization...................................................  $ 1,714       $ 5,655
                                                                         =======       =======

---------------

(1) Excludes 21,645 shares issuable at the initial public offering price upon exercise of outstanding stock options, 249,990 shares issuable upon exercise of the Bridge Financing Warrants and 100,000 shares issuable upon exercise of the Underwriter's Warrants.

                                    DILUTION

     The net tangible book value of the Company's Common Stock as of July 14, 1996, giving effect to the transactions described in Note (1) below, was $(570,263), or $(0.27) per share. Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 1,000,000 shares of Common Stock offered by the Company hereby (and deducting the underwriting discount and estimated offering expenses), the net tangible book value of the Company as of July 14, 1996 would have been $5,537,237, or $1.76 per share. This represents an immediate dilution of $5.24 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution in net tangible book value per share to new investors at July 14, 1996:

     Initial public offering price per share...........................             $7.00
       Net tangible book value per share before this Offering(1).......  $(0.27)
       Increase in net tangible book value per share attributable to
          new investors................................................    2.03
                                                                         ------
     Pro forma net tangible book value per share after this Offering...              1.76
                                                                                    -----
                                                                                    $5.24
     Dilution of net tangible book value per share to new investors....             =====

     The following table sets forth on a pro forma basis as of July 14, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and by the purchasers of the shares of Common Stock in this Offering (at the initial public offering price of $7.00 per share and before deduction of the estimated underwriting discount and offering expenses payable by the Company):

                                                                        TOTAL CASH
                                          SHARES PURCHASED             CONSIDERATION
                                        ---------------------     -----------------------   AVERAGE PRICE
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                        ---------     -------     -----------     -------   -------------
  Existing
  Shareholders(1)...................    2,149,766       68.3%     $ 3,267,720       31.8%       $1.52
  New Investors.....................    1,000,000       31.7        7,000,000       68.2        $7.00
                                        ---------      -----      -----------      -----
  Total.............................    3,149,766      100.0%     $10,267,720      100.0%
                                        =========      =====      ===========      =====

---------------

(1) Assumes that all outstanding shares of Preferred Stock have been converted into 1,365,799 shares of Common Stock, 53,866 shares of Common Stock have been issued upon conversion of the Series A/B Notes, 81,352 shares of Common Stock have been issued upon conversion of the Towne Note and 78,839 shares (based on amounts outstanding at September 30, 1996) of Common Stock have been issued in payment of certain deferred consulting fees and preferred stock dividends. Does not include 21,645 shares issuable at the initial public offering price upon exercise of outstanding stock options, 249,990 shares issuable upon the exercise of the Bridge Financing Warrants at an exercise price of $7.00 per share and 100,000 shares issuable upon exercise, at $8.40 per share, of the Underwriter's Warrants. See "Certain Transactions."

                            SELECTED FINANCIAL DATA
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected historical financial data presented below as of December 31, 1995 and for fiscal years 1994 and 1995 are derived from the financial statements of the Company which have been audited by Joseph Decosimo and Company, PLL, independent certified public accountants. The financial data as of December 29, 1991, December 27, 1992, December 26, 1993 and July 14, 1996, and for fiscal years 1991 through 1993 and the first two quarters of fiscal 1995 and 1996, are derived from the Company's unaudited financial statements. In the opinion of management, the financial data reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such data and are not necessarily indicative of results to be expected for the full year. The selected financial data should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                   FIRST TWO
                                                          FISCAL YEAR                              QUARTERS
                                       --------------------------------------------------     -------------------
                                       1991       1992       1993       1994        1995       1995        1996
                                       -----     ------     ------     -------     ------     ------     --------
STATEMENT OF OPERATIONS DATA:
  Restaurant revenues................  $  957     $1,080     $ 1,870     $ 3,273     $ 4,779     $2,555      $ 4,130
  Restaurant costs and expenses......    (854)      (935)     (1,737)     (3,008)     (4,548)    (2,445)      (3,631)
  General and administrative.........    (112)       (91)       (377)       (365)       (604)      (318)        (641)
  Depreciation and amortization......    (138)       (86)        (90)       (259)       (460)      (241)        (386)
  Loss from operations...............    (147)       (32)       (334)       (359)       (833)      (448)        (528)
  Interest expense...................     (43)       (54)       (102)       (259)        (72)       (30)        (177)
  Other income (expense).............       0        (23)          0         (52)          3        (28)         (11)
  Net loss...........................    (190)      (109)       (436)       (670)       (903)      (507)        (716)
  Net loss per common and equivalent
    share............................   (0.24)     (0.14)      (0.55)      (1.16)      (1.94)     (1.02)       (1.51)
  Weighted average number of common
    and equivalent shares
    outstanding......................     794        794         794         576         570        570          570
OPERATING DATA:
  Number of restaurants open at
    period end.......................       1          1           2           3           3          3            5
  Number of mature restaurants(1)....       0          1           1           1           2          2            3
  Average revenue per mature restau-
    rant(2)..........................    n/a      $1,080      $1,071     $ 1,139      $1,462     $  747       $  772

                                                                                                          AS OF
                                                     AS OF FISCAL YEAR END                               JULY 14,
                                       --------------------------------------------------                --------
                                       1991       1992       1993       1994        1995                   1996
                                       -----     ------     ------     -------     ------                --------
BALANCE SHEET DATA:
Working capital......................   $(85)     $(165)    $ (406)    $(2,387)   $  (850)               $  (903)
Total assets.........................    585        594      1,728       2,818      3,886                  5,585
Long-term obligations, including
  current portion....................    529        457      1,985       2,131        634                  2,604
Shareholders' equity (deficit).......    (42)      (116)      (832)     (1,508)    (2,616)                (3,429)

---------------
(1) A mature restaurant is one which has been open at least 18 months.

(2) Includes the Company's first, and smallest, restaurant which opened in April 1991. The Company's mature restaurants do not include the value-added features incorporated in the Company's two newest restaurants. See "Business" and "Business -- Operating Strategy."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company opened its first restaurant in April 1991. Three of the Company's five restaurants have been in operation for at least one year while two restaurants were opened in February and March 1996. As a result, the Company has a limited operating history and the results achieved to date by the Company's restaurants may not be indicative of actual future results. This discussion should be read in conjunction with the selected financial information of the Company and the Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table shows selected components of the Company's operating income as a percentage of revenues:

                                                                                                   FIRST TWO
                                                               FISCAL YEAR                         QUARTERS
                                              ---------------------------------------------     ---------------
                                              1991      1992      1993      1994      1995      1995      1996
                                              -----     -----     -----     -----     -----     -----     -----
Restaurant revenues (1).....................  100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses
  Food and beverage costs...................   33.6      33.6      31.9      28.9      29.5      28.6      30.9
  Restaurant labor costs (2)................   35.5      31.2      31.7      32.1      32.4      28.1      33.4
  Occupancy and other restaurant expenses
    (3).....................................   20.2      21.8      29.9      31.0      33.3      39.0      23.6
  General and administrative expenses (4)...   11.7       8.5      20.2      11.1      12.6      12.4      15.5
  Depreciation and amortization.............   14.4       7.9       4.8       7.9       9.6       9.4       9.4
                                              -----     -----     -----     -----     -----     -----     -----
      Total operating expenses..............  115.4     103.0     118.5     111.0     117.4     117.5     112.8
                                              -----     -----     -----     -----     -----     -----     -----
Loss from operations........................  (15.4)     (3.0)    (18.5)    (11.0)    (17.4)    (17.5)    (12.8)
Interest expense, net and other.............   (4.5)     (7.1)     (5.4)     (9.5)     (1.5)     (2.3)     (4.5)
                                              -----     -----     -----     -----     -----     -----     -----
  Net loss..................................  (19.9)%   (10.1)%   (23.9)%   (20.5)%   (18.9)%   (19.8)%   (17.3)%
                                              =====     =====     =====     =====     =====     =====     =====
Number of restaurants open at period end....      1         1         2         3         3         3         5
Number of mature restaurants (5)............      0         1         1         1         2         2         3

---------------

(1) Revenues consist of restaurant food and beverage sales.

(2) Restaurant labor consists of hourly and management payroll, benefits and taxes.

(3) Occupancy and other restaurant expenses include rent, utilities, advertising, repair and maintenance and operating supplies.

(4) General and administrative expenses include corporate salaries, benefits and taxes, rent, insurance, professional services and other expenses.

(5) A mature restaurant is one which has been open at least 18 months.

TWO QUARTERS ENDED JULY 14, 1996 COMPARED TO TWO QUARTERS ENDED JULY 9, 1995

     Restaurant revenue increased to $4,130,369 in the two quarters ended July 14, 1996 from $2,554,841 in the two quarters ended July 9, 1995, an increase of $1,575,528 or 61.7%. The addition of two restaurants during the first quarter of fiscal 1996 accounted for the majority of this increase. The Company believes that these restaurants are the prototype restaurants for future expansion as they embody all of the concepts that the Company has explained elsewhere in this Prospectus.

     During the two quarters ended July 14, 1996, food and beverage costs increased 2.3% as a percentage of restaurant revenue from 28.6% in the two quarters ended July 9, 1995 to 30.9% in the two quarters ended July 14, 1996. The increase was lower than inflation due mainly to the Company implementing more efficient cost containment procedures on a per restaurant basis and achieving economies of scale that allow for cost effective purchases of non-perishable items on a corporate-wide basis.

     Restaurant labor increased $661,016, or 92.2%, as a result of opening two new restaurants. As a percentage of restaurant revenue, restaurant labor increased from 28.1% in the two quarters ended July 9, 1995 to 33.4% in the two quarters ended July 14, 1996 primarily as the result of additional work hours incurred due to training and labor inefficiencies of newly hired personnel during the initial 120 days of operations of the two newly opened restaurants in Cincinnati, Ohio and Memphis, Tennessee.

     Occupancy and other operating expenses declined from 39.0% of revenue in the two quarters ended July 9, 1995 to 23.6% in the two quarters ended July 14, 1996, due to higher monthly sales volumes as compared to monthly rents at the two newly opened restaurants. Occupancy and other operating expenses were $977,887 in the two quarters ended July 14, 1996 and $997,798 in the two quarters ended July 9, 1995, a decrease of $19,911 or 2.0%. This decrease was primarily due to reductions in advertising and relocation expenses for mature restaurants.

     General and administrative expenses increased 101.9% from $317,599 in the two quarters ended July 9, 1995 to $641,155 in the two quarters ended July 14, 1996. This increase reflects the addition of personnel and related costs needed to support the Company's expansion. As a percentage of revenue, general and administrative expenses increased from 12.4% for the two quarters ended July 9, 1995 to 15.5% for the two quarters ended July 14, 1996. Except as noted elsewhere in this Prospectus relating to the hiring of a Chief Operating Officer, a Director of Human Resources and a Director of Purchasing, management believes that the infrastructure, in terms of corporate overhead, is in place to support a substantial increase in the number of locations and expects that such expenses, as a percentage of revenue, will decline as new locations are opened.

     Depreciation and amortization increased $145,721 or 60.6%, from $240,510 in the two quarters ended July 9, 1995 to $386,231 in the two quarters ended July 14, 1996. This increase was primarily due to the addition of the two restaurants during the first quarter of fiscal 1996, offset by lower amortization of pre-opening costs in the two quarters ended July 14, 1996. Depreciation and amortization were flat as a percent of revenue at 9.4%.

     Losses from operations increased 17.7% to $527,558 in the two quarters ended July 14, 1996 from $448,125 in the two quarters ended July 9, 1995. As a percentage of revenue, the loss from operations decreased from 17.5% in two quarters ended July 9, 1995 to 12.8% in the two quarters ended July 14, 1996. This improvement, as a percent of revenue, resulted from strong sales at the Washington, D.C. location and the opening of the two new restaurants. However, this improvement was materially and adversely affected by the straight-line accounting treatment of lease expenses as discussed in the Notes to Financial Statements. Cash flows used by operating activities increased from $530,078 to $532,156 primarily due to increases in accounts payable, accrued expenses, and accrued rentals totaling $396,478 as opposed to decreases in accounts receivable and inventories of $93,753. These relationships reflect management's ability to enter into relationships with vendors that provide favorable payment terms. There can be no assurance that management will be able to negotiate such favorable arrangements in the future.

     Interest expense increased $148,586 from the two quarters ended July 9, 1995 to the two quarters ended July 14, 1996 mainly as a result of the issuance of $2,050,000 in bridge financing during the two quarters ended July 14, 1996.

     Net loss for the two quarters ended July 14, 1996 of $716,048 represent an increase of $209,053, or 41.2%, over the net loss of $506,995 in the two quarters ended July 9, 1995.

     The Company has incurred substantial one-time fees and expenses in connection with the obtaining of bridge financing. See "Certain Transactions." These fees and expenses (equal to approximately $325,000), along with additional restructuring expenses (equal to approximately $245,000) incurred in contemplation of this Offering, will be recognized primarily in the last quarter of 1996 and will affect adversely the Company's reported results of operations for that period. The Company expects to report a loss for the last two quarters of 1996 greater than that reported for the first two quarters of 1996.

FISCAL 1995 COMPARED TO FISCAL 1994

     Restaurant revenues increased to $4,778,742 in fiscal 1995 from $3,273,083 in fiscal 1994, an increase of $1,505,659, or 46.0%. This increase reflects the fact that fiscal 1995 includes a full year of revenues for three restaurants while 1994 reflects a full year of revenues for only two restaurants and one and one-half months of the New Jersey restaurant.

     Food and beverage expenses increased $464,829, or 49.2% from $944,593 in fiscal 1994 to $1,409,422 in fiscal 1995. This increase is due to a full year of operations in fiscal 1995 for the New Jersey restaurant versus one and one-half months in fiscal 1994. As a percentage of revenues, food and beverage costs increased from 28.9% in fiscal 1994 to 29.5% in fiscal 1995 which is due to normal economic forces in food and beverage prices from vendors while the Company held the line on its menu pricing.

     Restaurant labor increased to $1,548,678 in fiscal 1995 from $1,049,802 in fiscal 1994, an increase of $498,876, or 47.5%. As a percentage of restaurant revenue, restaurant labor increased from 32.1% in fiscal 1994 to 32.4% in fiscal 1995. The Company believes that it achieved its goals in managing restaurant labor costs while opening a new restaurant and holding menu pricing.

     Occupancy and other operating expenses increased to $1,589,833 in fiscal 1995 from $1,013,734 in fiscal 1994, an increase of $576,099 or 56.8%. As a percentage of restaurant revenues, the increase approximated 2.3% and was attributable to the New Jersey restaurant, increased advertising and promotional activities and contract maintenance. As further discussed in the Notes to Financial Statements, generally accepted accounting principles require that minimum lease payments be charged to expense on a straight-line basis over the term of the lease. The straight-line averaging accounted for rent expenses in excess of base amounts required to be paid per the lease agreements of $172,678 in fiscal 1995 and $69,158 in fiscal 1994. The straight-line accounting treatment of the leases in effect at July 14, 1996 will record base rent expense for fiscal 1996 of $563,000 which is $145,595 above the base rents required to be paid by the lease agreements and will result in lower base rent expense than base rent payments contractually required in years 1997 through 2006 as they relate to these leases. Management does not currently intend to enter into future leases that will require straight-line accounting treatment.

     General and administrative expenses increased $239,641, or 65.7%, from $364,849 in fiscal 1994 to $604,490 in fiscal 1995, due mainly to the additional internal infrastructure needed to support the expansion. As a percentage of restaurant revenues, these expenses increased slightly to 12.6% in fiscal 1995 from 11.2% in fiscal 1994. The Company intends to add a Chief Operating Officer, a Director of Human Resources and a Director of Purchasing in order to facilitate its expansion strategy and enhance operating efficiencies. Management believes that this corporate infrastructure will support its growth plans through the year 2000 with only the addition of lower level clerical and accounting personnel. Accordingly, management expects that general and administrative expenses will decrease as a percentage of revenue as more restaurants are opened.

     Depreciation and amortization increased to $459,549 in fiscal 1995 from $259,044 in fiscal 1994. As a percentage of restaurant revenues, these expenses increased from 7.9% in fiscal 1994 to 9.6% in fiscal 1995. This is primarily due to the accounting treatment the Company has elected for leasehold incentives. Management has been successful in negotiating significant leasehold incentives from landlords. The Company has elected to record these incentives in equipment and improvements, net, and to recognize an offsetting deferred leasehold incentive liability.

     Loss from operations increased to $833,230 in fiscal 1995 from $358,939 in fiscal 1994, an increase of $474,291 or 132.1%. As a percentage of restaurant revenue, loss from operations increased to 17.5% in fiscal 1995 from 11.0% in fiscal 1994. This was mainly due to the amortization of pre-opening expenses for the New Jersey location (the Company amortized pre-opening costs over 12 months), the expansion of the corporate management team to accommodate and support future growth, and impact of the straight-line lease accounting for the New Jersey restaurant.

     Interest expense decreased $173,675, or 64.8%, from $268,134 in fiscal 1994 to $94,459 in fiscal 1995. This decrease is a result of using the proceeds from the March 1995 issuance of preferred stock to retire indebtedness.

     As a result of the above, the net loss increased to $902,657 in fiscal 1995 from $670,290 in fiscal 1994, an increase of $232,367, or 34.7%.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital requirements are for restaurant development and operations. Each of the Company's restaurants operates in leased premises. For information concerning leases, see "Business--Properties." To date, the Company has been dependent primarily on the sale of equity and borrowings from third parties and shareholders to fund capital requirements.

     The Company historically has working capital deficiencies, which it believes are typical in the restaurant industry. As of July 14, 1996, the Company's current liabilities of $1,292,863 exceeded its current assets of $390,276, resulting in a working capital deficiency of $902,587. These deficiencies are due primarily to the Company's practice of using vendors which provide favorable terms and its aggressive growth strategy.

     Net cash used by operating activities was $638,833 in 1995, an increase of $440,678 from $198,155 in 1994. This increase was primarily due to an increase of $232,367 in net loss for the year, along with an increase of $121,060 in pre-opening costs, and decreases totaling $176,360 in accounts payable and accrued expenses, offset by increased depreciation and amortization and accrued rentals.

     Net cash used by operating activities was $532,156 in the two quarters ended July 14, 1996, as compared to $530,078 for the two quarters ended July 9, 1995. The $209,053 increase in net loss for the period was substantially offset by increased depreciation and amortization and other changes in operating assets and liabilities.

     Purchases of equipment and improvements, intangible assets and security deposits resulted in cash used by investing activities of $273,567 in 1995 as compared to $394,581 during 1994, when the Company opened one new restaurant.

     Purchases of equipment and improvements related to two restaurants opened during the two quarters ended July 14, 1996 primarily resulted in cash used by operations of $1,483,927 for the period, as compared to $232,031 for the two quarters ended July 9, 1995 during which no restaurants were opened.

     Financing activities provided cash of $1,016,196 for 1995, primarily through the issuance of $1,150,000 in redeemable preferred stock, as compared with cash provided by financing activities of $168,579 for 1994.

     Financing activities provided cash of $1,913,390 for the two quarters ended July 14, 1996, primarily from $2,007,200 proceeds of notes payable offset by the payment of notes payable.

     The Company opened one restaurant during the year ended December 25, 1994 and two restaurants during the two quarters ended July 14, 1996, resulting in capital expenditures and cash paid for security deposits of $292,447 for 1994 and $1,460,317 for 1996. Additionally, the Company received lease incentives from landlords for $1,128,618 for 1994, $1,079,506 for 1995 and $169,972 and
$90,087 for the two quarters ended July 9, 1995 and July 14, 1996, respectively, which were used for leasehold improvements and to purchase restaurant furniture and equipment.

     The Company's operating cash flow losses and investing activities have been financed by the issuance of bridge notes, preferred stock, bank notes, convertible subordinated notes, common stock warrants and a bank overdraft. During the two quarters ended July 14, 1996, the Company issued $2,150,000 in face amount 10.35% to 12% bridge notes which mature on March 8, 1998 or within ten days of closing of the Company's initial public offering. During 1995, the Company issued $1,150,000 in Series A Preferred Stock, $350,000 in short-term notes subsequently converted to Series A Preferred Stock, $150,000 in a 10% convertible subordinated note to a landlord and related party, $125,000 in 9% to prime plus 2% bank notes and $3,038 in equipment notes. The Company's payments on bank notes and equipment notes totalled $231,148 for 1994, $151,879 for 1995 and $88,811 for the two quarters ended July 14, 1996. Additionally, the Company repaid $425,000 in short-term notes for 1995, $98,407 to an officer and shareholder in 1995 and $54,459 for the two quarters ended July 14, 1996, and $343,403 in equipment and subordinated notes for 1994.

     The Company expects to open five restaurants during fiscal 1997 and estimates that approximately $2,620,000 will be needed for the opening of these restaurants. The Company also expects that through the end of 1997 it will spend approximately $200,000 for capital improvements to its existing restaurants. The Company believes its net proceeds from this Offering, along with cash flow from operations, and developer allowances, will be sufficient both to meet operating expenses and capital expenditures for the rest of 1996 and for 1997 and to fund the costs associated with the opening of these five restaurants.

     In the longer term, the Company's goal is to expand to 30 restaurants by year-end 2000. The Company anticipates that additional bank or other financing will be needed to fund the costs associated with the opening of these restaurants. The Company believes it will be able to obtain such financing in view of its improved financial condition following this Offering. If such financing is not available, or if the Company's assumptions regarding cash flow or developer contributions prove incorrect, the Company would be required to curtail its expansion plans.

     The Company has incurred substantial net losses during its operating history, due in part to the costs of developing the prototype restaurant design, plans and operating strategies and developing the management infrastructure that will allow for the Company's planned expansion. During 1996, the Company opened two additional restaurants, which have been operating profitably since their opening. As previously discussed, the Company plans to open an additional five restaurants during 1997; the lease for one restaurant has been signed and the lease agreements for two locations are in the negotiation process. Upon the conclusion of the Company's initial public offering, interest-bearing debt is expected to be less than $10,000, preferred stock will be converted into common equity, and the consulting agreements with directors will be terminated. Based on the opening of additional restaurants in 1996 and 1997, the working capital provided by the initial public offering and the elimination of interest expense and consulting fees upon closing of the initial public offering, management believes that positive cash flows from operations in 1997 and subsequent years will allow for continued growth and expansion.

SEASONALITY

     The restaurant industry in general is seasonal. The Company's strategy of locating its restaurants in proximity to arts and entertainment facilities, convention centers or other high traffic generators may vary normal seasonality based on the schedules of such facilities.

INFLATION

     The Company believes that inflation has not had a material impact on its operations to date. Substantial increases in labor, employee benefits, food and beverage and other operating expenses could adversely affect the operations of the Company.

                                    BUSINESS

     The Company has developed the "Ciao Baby Cucina" restaurant concept. Ciao Baby Cucinas serve authentic Mediterranean cuisine, primarily Northern Italian, with Greek, Spanish and French influences. The Company distinguishes itself by coupling the ambience, food quality and personal service associated with an individual upscale, "white tablecloth" restaurant with the efficiencies and cost effective management techniques of a centrally-managed restaurant chain. In this regard, the Company's goal is to emulate privately-held restaurant chains such as Il Fornaio and Houston's. The Company's operating and development strategies include orienting Company restaurants to the casual sophistication favored by the growing "baby boom" customer market and locating restaurants in proximity to arts and entertainment facilities, convention centers or other high traffic generators which are frequented by these target customers.

     Five Ciao Baby Cucina restaurants are now open. The Company plans to develop additional Ciao Baby Cucina restaurants with a portion of the proceeds from the sale of this Offering.

     The following table provides information about the Company's current restaurants:

                                  SQUARE              RESTAURANT
             LOCATION             FOOTAGE               SEATS                   DATE OPENED
    --------------------------    -------             ----------             ------------------
    Cincinnati, Ohio..........     3,869                  132                April 15, 1991
      (Harper's Point)
    Washington, D.C...........     7,147                  165                August 30, 1993
    Hackensack, New Jersey....     8,074                  206                November 16, 1994
    Memphis, Tennessee........     6,448                  208                February 29, 1996
    Cincinnati, Ohio..........     7,925                  212                March 19, 1996
      (downtown)

     Ciao Baby Cucinas are moderately priced full-service restaurants. All restaurants are open six or seven days a week for dinner and Monday through Friday for lunch. The Company's newest, prototype restaurants in downtown Cincinnati and Memphis feature store-front style gourmet coffee shops and bakeries which are open during breakfast hours.

     Ciao Baby Cucinas feature a wide array of appetizers, salads, pizzas, pastas, entrees and other dishes. The Company offers its patrons high quality food consistently prepared, generous portions and a level of service typical of much higher priced fine dining restaurants. Gourmet pizzas, available with a variety of toppings including veal sausage, proscuitto, wild mushrooms, goat cheese, grilled radicchio, sun dried tomatoes, grilled eggplant, pine nuts and fresh basil, and homemade pasta dishes are the signature items of the Ciao Baby Cucina restaurants.

     Ciao Baby Cucina ambience equates to casual comfort with understated sophistication. Its focal point is the exhibition kitchen, readily visible from the dining areas to allow patrons to watch the chefs at work. This decor offers a blend of classic and modern features, incorporating cypress wood and tiled floors, granite-topped bars, copper and mosaics and soft green and terra-cotta colors, to provide a contemporary Mediterranean atmosphere. Bottles of infused olive oil form centerpieces for the tables and a variety of freshly baked breads is furnished shortly after a customer is seated.

     Freshness, quality and creativity are emphasized. Menu modifications are made as new dishes are added to pique customers' interest. Entree prices typically range from $6.95 to $11.95 for lunch and $8.95 to $18.95 for dinner (with the exception of somewhat higher prices in the Washington, D.C. market). The Company's restaurants offer an extensive variety of premium American and Italian wines both by the bottle and by the glass. Each restaurant offers a minimum of 40 premium wines by the glass, which is highly unusual for similar restaurant operations and is a cornerstone of the Company's concept. This substantial variety of wines by the glass has significant customer appeal. Each restaurant also offers an extensive array of premium alcoholic and non-alcoholic beverages.

OPERATING STRATEGY

     The Company's operating strategy is to combine successfully the "art and science" aspects of restaurant operations. The key elements of this strategy, which have been successfully developed and implemented in the Company's existing restaurants, are as follows:

     Dining Ambience. Over the past five years, the Company has refined its decor. The Company's newest restaurants (in downtown Cincinnati and in Memphis) share a common decor, inspired by the newest trattorias of Milan, Italy, which the Company intends to replicate in its future restaurants. Lighting, white tablecloths and unobtrusive but personal service are combined to provide the feeling of a fine dining, upscale restaurant. Each restaurant strives to become a place "to see and be seen" in its market area. The decor is designed to reflect the sophistication and excitement that might typically be encountered in a restaurant in one of the "trendier" areas of New York City, Los Angeles or San Francisco.

     Corporate-Controlled Menus Enhanced By Local Chef Creativity. The Company recognizes that, in essence, restaurants are about food. With that in mind, each restaurant's kitchen is managed by a full-time chef who has received culinary training and who is experienced in the art of food preparation. At the same time, the Company is focused on the importance of reliability and consistency in the quality of foods presented in its restaurants. To this end, before it is offered, each dish has been tested and evaluated at the corporate level, an exact recipe has been prepared, cost has been calculated, a plate design made and a photograph taken. Chefs are responsible both for preparation of dishes according to the corporate format and for the development of new dishes which may be added to the menus. All suggested new dishes also are evaluated by corporate management for taste, attractiveness and potential profitability. A new dish which passes this evaluation typically is offered as a special item and then, if successful, may be incorporated as a regular menu item. Chefs are encouraged to propose dishes with a local flair or taste, and approximately 20% of the items on each restaurant's menu fall into this category.

     Financial Controls. The Company utilizes its "By the Numbers"(C) reporting system, developed by its President Carl A. Bruggemeier, which requires each restaurant manager to calculate, on a daily basis, such factors as daily sales, weekly sales to date, comparable sales in prior periods, food costs as a percentage of food sales and labor costs as a percentage of sales, etc. In addition, the profit contribution of each of the various dishes served in the restaurant is calculated on a regular basis. This data is compared daily with weekly projected numbers and allows management to determine immediately whether expectations are being met. Management believes that the breadth of its generation of key operating indices on a daily basis is unusual in the restaurant industry and allows the Company's management to evaluate and, if necessary, adjust operations on an immediate basis to better ensure profitability.

     Value-Added Services. In recent years, fresh bakery and gourmet coffee shops have been among the fastest growing segments of the restaurant industry. The Company also believes that significant potential exists to capitalize on the growth in demand for carry-out, "home meal replacement" foods. The Company's two newest restaurants in downtown Cincinnati and Memphis include store-front style specialty gourmet coffee operations that feature house-made pastries and European-style breads, cappuccino and espresso and carry-out items from the restaurant's regular menu, as well as Ciao Espresso logo merchandise. This feature will be incorporated in all future Ciao Baby restaurants.

     Key Customer Marketing. Both the Company's top management and the unit manager of each restaurant strive to develop personal relationships with the Company's most faithful and significant customers. Selected customers are given a "red phone card" which provides an unlisted restaurant telephone number. By calling this number, the customer is provided with preferred seating at the restaurant and receives the personal attention of restaurant management. The Company also provides informal concierge services to "red phone card" customers, such as finding tickets to entertainment or sporting events or making reservations at late night entertainment clubs. This special treatment is designed to build a sense of loyalty and to ensure both repeat business and referrals. The thank you note, "table touch" system and customer data bases in each restaurant allow the Company to establish personal relationships with its customers and track customer frequency and dining habits to better ensure repeat business and customer loyalty.

EXPANSION STRATEGY

     The Company believes that the casual, contemporary atmosphere, food quality and moderate prices offered by its restaurants appeal to the growing customer market for this niche and are, therefore, suitable for replication at additional locations.

     The Company plans to open two additional restaurants, in Ft. Lauderdale, Florida and, contingent upon successful completion of lease negotiations, in Cleveland, Ohio, in early 1997. While there can be no guarantees, an additional three restaurants are planned later in 1997, five in 1998, six in 1999 and nine in 2000. At present, the Company intends that all of its restaurants will be located east of the Mississippi River and effectively within two hours' travel time from the Company's headquarters in Cincinnati, Ohio. This proximity is central to the Company's management philosophy which requires that the Company's top management visit the Company's restaurants on a regular basis and, indeed, even work at various jobs in those restaurants to ensure that the Company's standards are being met.

     On July 1, 1996, the Company entered into a lease for a 6,755 square foot restaurant facility in Ft. Lauderdale, Florida. The restaurant will be located in Northport Marketplace Center. The lease is for a ten year term with two five-year renewal terms. Costs to open the restaurant are expected to be approximately $1.35 million, of which the landlord will contribute approximately $675,500 in tenant improvements. The landlord also will lend the Company approximately $169,000 toward the total costs. Rent is to be computed by adding a base rent of $202,650 per year to a percentage rent determined by the amount of gross sales in excess of certain break point figures. The Company currently expects the restaurant to open prior to March 1, 1997.

     The Company is engaged in negotiations to lease space from the Playhouse Square Foundation of Cleveland, Ohio, a nonprofit entity, or an affiliate (together, "PSF"), and, to develop an approximately 5,700 square foot restaurant and 11,500 square foot banquet facility at Cleveland's Playhouse Square Center, the heart of the redeveloped theater district. These are the only restaurant facilities currently planned for Playhouse Square Center. The currently projected opening budget is approximately $3.2 million. It is anticipated that the Company will be responsible for $400,000 of the opening costs. It also is anticipated that PSF will contribute $300,000 as a tenant improvement allowance and obtain the remaining $2.5 million through one or more loans and tax credits, which $2.5 million also will be advanced as an additional tenant improvement allowance. Ciao Playhouse will be the tenant and will pay base rent in an amount necessary to amortize the portion of the $2.5 million tenant improvement allowance that was a loan to PSF. Ciao Playhouse also will pay PSF percentage rent equal to 50% of Ciao Playhouses net income, after deducting base rent and a management fee payable to the Company equal to 5% of gross sales. During 1995 Cleveland Playhouse Square attracted over 1 million patrons to its four theaters. A fifth theater is scheduled to open in late 1997. The Company currently anticipates that, assuming consummation of a definitive lease agreement (as to which there can be no assurance), both the restaurant and the banquet facility will open in April 1997.

     The Company is evaluating a proposal from a developer to lease space for a 7,515 square foot restaurant in Baton Rouge, Louisiana. If a definitive agreement is reached, the restaurant will be located in the Mall of Louisiana, a comprehensive shopping facility currently under construction which is modeled after the Mall of America. Costs to open the restaurant are expected to be approximately $1.3 million of which, under the proposal, the landlord would contribute approximately $750,000 in tenant improvements. The proposal provides for a lease term of 20 years. Rent would be computed by adding a base rent, which would increase during the term of the lease, to a percentage rent determined by the amount of gross sales in excess of certain break point figures. The Company currently expects the restaurant would open by November 1, 1997.

     In selecting additional markets for expansion, the Company plans to focus on secondary or tertiary markets which are not currently served by large numbers of fine dining restaurants. By entering these markets, the Company, ideally, will seek to fill a void and become perceived as the most significant upscale, sophisticated, but moderately priced, restaurant in that market. Locations currently under active consideration include Birmingham, Alabama; Ft. Myers, Florida; Hilton Head, South Carolina; and Kansas City, Missouri.

     The Company actively evaluates potential business opportunities and concepts in addition to its Ciao Baby Cucina format. Future expansion via the acquisition or development of complementary businesses is a possibility, although the Company has no immediate plans in this connection.

DEVELOPMENT STRATEGY

     The Company's development strategy is to locate its restaurants close to arts and entertainment facilities, convention centers or other high traffic generators which provide a readily accessible customer base. Examples to date are the location of the Memphis, Tennessee restaurant near the Orpheum Theater and Beale Street (which are projected to draw approximately 750,000 visitors during 1996), the downtown Cincinnati site across the street from the Aronoff Entertainment Center (which is expected to draw approximately 800,000 visitors during 1996), the projected Cleveland Playhouse Square Center location and the Ft. Lauderdale, Florida location (which is in very close proximity to the Broward County Convention Center and the Port Everglades Cruise Port). The Company utilizes the services of a nationally-known real estate firm to assist with site selections and lease negotiations. Together, the Company and the firm have developed computer-driven site selection profiles for both urban and suburban locations for the Company's restaurants; these profiles evaluate approximately 100 different criteria, such as area demographics, traffic patterns and neighboring businesses.

     Development costs vary depending on the site of the restaurant. Management believes that its reputation among the developer community has enabled it to attract favorable financing offers from developers of premier real estate projects and, based upon discussion to date, that it will be able to enter into similarly advantageous future arrangements. As set forth below, to date the Company has been successful in obtaining tenant improvements and other developer contributions which have substantially limited Company capital commitments for each restaurant. For further information concerning leases, see
"Business -- Properties".

                              COST PER RESTAURANT(1)
                           -----------------------------         TRAILING
                             COMPANY         DEVELOPER       3-PERIOD REVENUES     TRAILING 13-PERIOD
                           CONTRIBUTION     CONTRIBUTION            (2)               REVENUES (2)
                           ------------     ------------     -----------------     ------------------
Existing Restaurants:
Cincinnati, Ohio             $  528,000       $   84,600          $336,602             $1,295,630
  (Harper's Point)
Washington, D.C.             $  646,500               (3)         $743,869             $2,069,193
Hackensack, New Jersey       $  597,000       $1,138,000          $514,868             $1,798,348
Memphis, Tennessee           $  785,000       $  705,000          $569,168                    n/a
Cincinnati, Ohio             $1,240,000(4)    $  550,000          $705,111                    n/a
  (downtown)
Proposed Restaurants:
Cleveland, Ohio(5)           $  400,000       $2,800,000               n/a                    n/a
Ft. Lauderdale,
  Florida(5)                 $  539,500(6)    $  675,500               n/a                    n/a

---------------

(1) Consists of leasehold improvements, restaurant equipment, computer equipment and furniture, fixtures, china, flatware and glassware and pre-opening expenses. See Notes 1 and 4 to Financial Statements.

(2) "Trailing 3-Period Revenues" and "Trailing 13-Period Revenues" consist of revenues for an individual restaurant for the three four-week periods and 13 four-week periods, respectively, immediately following the opening of that particular restaurant.

(3) The Company took over a fully equipped restaurant location in Washington, D.C., with no "key-money." Therefore, total developer costs are not quantifiable in this instance.

(4) Includes $150,000 of developer-provided financing.

(5) The Company has entered into a lease for the Ft. Lauderdale restaurant. The Cleveland restaurant is contingent upon successful lease negotiations, which may not occur. Projected costs are based upon management's best current estimates; actual costs could vary significantly. See "Risk
    Factors -- Adverse Effect of Unanticipated Costs of Expansion."

(6) Includes $169,000 of developer-provided financing.

     The Company anticipates that future restaurants will be similar in size to its two newest restaurants, ranging from approximately 6,000 to 8,000 square feet with indoor seating for 165 to 220 people. The Company's strategy is to utilize existing buildings for new units in lieu of free-standing construction. Complete restaurant development typically takes eight to twelve months and encompasses site selection, lease negotiation, restaurant design, production of contract documents, licensing and permitting, contractor selection, construction, installation of furniture, fixtures and equipment, hiring and training of restaurant staff and various pre-opening activities. The Company's senior management oversees all aspects of restaurant development and works closely with the development community, the Company's designers, architects, contractors and kitchen and bar equipment suppliers. To date, the Company has utilized an unrelated Cincinnati, Ohio based construction firm as either the construction manager or general contractor for all of its restaurants; the Company currently expects to maintain this relationship for future restaurants.

OPERATIONS

     The Company has extensive policies and procedures regarding the operations of individual restaurants. Senior executives work directly with restaurant general managers and executive chefs on a daily basis to emphasize menu development, control of food, beverage and labor costs, marketing, special promotions and revenue enhancement. In addition to their daily oversight activities, the corporate officers conduct formal, quarterly management operational reviews of each restaurant. These reviews encompass food quality, bar operations, wine list, staffing, training, housekeeping standards, preventative maintenance programs and profit and loss analysis. The bonus programs for general managers and executive chefs are based, in part, upon the results of these reviews.

     Each restaurant is managed by a general manager who has direct responsibility for the financial performance of the restaurant and who oversees restaurant operations, including the kitchen, personnel, marketing and compliance with Company procedures. Period sales and purchasing forecasts are produced by the general manager for review by the corporate office. Within the guidelines established by corporate headquarters, the general manager has broad authority for day-to-day operations. The general manager is assisted by up to three assistant managers.

     The executive chef in each restaurant is responsible for operation of the kitchen, including training, food preparation, purchasing, inventory management and periodic analysis of labor and food costs. In addition, the executive chef is involved each day in the creation of daily specials in each menu category for both lunch and dinner. The executive chef is assisted in kitchen management by up to two sous chefs and a head baker. Members of management meet with the executive chefs of Ciao Baby Cucina on a regular basis to develop new menu items.

PURCHASING

     The Company has firmly established corporate purchasing policies, both to control costs and to ensure the quality of the Company's menu offerings. Non-perishable supplies are purchased on a Company-wide basis after receipt of competitive bids. Perishable supplies are purchased locally by individual restaurants on essentially a daily basis under the direction of the restaurant's chef. These purchases are made from a list of approved vendors who are required each Friday morning to bid prices at which they will supply products to the Company for the following week. The Company has established payment procedures with its vendors which, in effect, call for the Company to pay invoices an average of 35 days after receipt. The Company intends to hire a Director of Purchasing, who will be responsible for overseeing and coordinating all purchasing activities;

the Company also believes that its expanding base of restaurants will result in procurement efficiencies which lower unit costs.

EMPLOYEE TRAINING

     Consistent with management's commitment to providing exceptional customer service, employees at Ciao Baby Cucina receive extensive training. Prior to the opening of a new Ciao Baby Cucina restaurant, a team of Company employees conducts a two week intensive training program for the staff of the new restaurant. The Company generally fills key positions in new restaurants, such as the chef and general manager, with employees who have been working at existing Company restaurants. This transfer of trained and experienced Company employees provides consistency among the Company's restaurants. Newly hired waiters and waitresses must complete a two week training program before they are allowed to serve customers.

     The Company also conducts ongoing training programs for its employees. The Company has implemented its "Customer Comes First" program, a twelve month customer service training program that focuses each month on different aspects of customer service, such as phone etiquette, greeting customers and challenges in providing superior customer service. Each month during the program, members of corporate staff meet with Ciao Baby Cucina employees to discuss restaurant operations.

     The Company has relocated its executive offices to the building which houses its downtown Cincinnati restaurant. This has facilitated the training of unit managers and chefs by permitting the Company to combine classroom-style training in the Company's new corporate training facilities with practical hands-on experience in the Company's flagship restaurant located in the same building. Additionally, in order to facilitate its expansion, enhance employee training programs and maximize opportunities for the recruiting of culinary personnel, the Company plans to hire a Director of Human Resources.

MARKETING

     The Company's marketing thrust is to create and sustain a reputation for highly innovative cuisine, personal service, excellent value and an ambience of high visibility and congeniality for its guests. The target customers of Ciao Baby Cucina restaurants are professional/business people, working couples, young adults and pre- and post-theater diners seeking a light meal or dessert.

     The Company focuses its marketing efforts more heavily on public relations than on paid advertising. A new Ciao Baby Cucina typically hosts a charity event prior to or shortly after opening to build community relationships and to attract customers to the restaurant. Through its corporate office the Company directs national press relations and in-house marketing activities and coordinates the activities of public relations firms as needed for each restaurant.

     The Company has an in-house marketing program at both the restaurant and corporate levels. Each restaurant's management is responsible for promoting the restaurant through the use of "red phone cards," frequent contacts with local hotels and their concierges, development of relationships with area businesses and organizations and the creation and implementation of individualized promotions targeted to holidays and local special events. These activities are supplemented by corporate-wide promotions, such as incentives for restaurant servers and for private party bookings, and marketing tools such as guest check inserts, mini menus and comment cards. As the Company's restaurant base expands, it expects to realize lower costs as a percentage of sales from its centralized marketing activities.

CONTROLS

     The Company devotes considerable attention to controlling cash receipts and cost of food, beverage and labor, and utilizes a system with both proprietary and industry standard components to provide management with precise sales and cost analysis on a daily basis.

     Computerized processing of customer orders is used to enhance customer service, minimize the possibility of loss from employee theft or spoilage, control labor costs and provide information on the sales volume and overall profitability of each food and beverage item on the menu. To obtain food from the kitchen or a beverage from the bar, a dining room server must enter the order into computer terminals conveniently located throughout the dining area. The order prints in the kitchen or the bar, identified by table and seat number. The computer accumulates orders by server which must be accounted for at the end of the dining period with either cash or signed credit card receipts.

     Employees also clock in and out on these computer terminals. Each employee's department and rate of pay are maintained in the computer enabling management to review labor by department, including hours and dollars spent on a daily, weekly or bi-weekly basis. The daily labor reports assist managers in controlling labor costs.

     The Company maintains financial and accounting controls for each of its restaurants through the use of a personal computer network which accumulates all sales information and labor costs for each day from dining area computer terminals. These data are transferred daily to the Company's centralized accounting department for review and updating of the Company's general ledger. Credit card receipts are controlled through daily electronic deposits to the Company's central operating account. Cash deposits are made to local bank accounts, the balances of which are controlled by the Company's financial staff.

     As a result of the accounting controls and systems, each restaurant management team has current and precise information on sales, cost of sales and labor cost on a daily basis, which allows fine tuning of operations. Less profitable items on a menu can be quickly identified and, if desired, replaced with more profitable selections. The restaurant's role in the accounting cycle is that of data entry and processing of sales transactions, labor hours and labor dollars expended as well as the daily tracking of food and beverage costs. The Company's financial staff prepares period-end financial statements for each restaurant, manages payables and monitors accounting practices at all restaurants. Restaurant performance is evaluated relative to budgets which, depending on the revenue or cost category, are based on weekly or period standards.

COMPETITION

     In general, the restaurant business is highly competitive and can be affected by changes in the public's eating habits and preferences, local and national economic conditions, consumer spending habits, population trends and traffic patterns. Key competitive factors in the industry are the quality and value of the food products offered, quality of service, price, dining experience, restaurant location and the cleanliness and attractiveness of facilities. The Company faces competition from a number of restaurants, both locally-owned and those operated by national chains, some of which have greater financial resources than the Company. The Company's strategy is to differentiate itself from its competitors by coupling the ambience, food quality and personal service associated with an individual upscale, "white tablecloth" restaurant with the efficiencies and cost-effective management techniques of a centrally managed restaurant chain.

EMPLOYEES

     At September 1, 1996, the Company employed approximately 265 persons, approximately 139 of whom were employed on a full-time basis (30 hours per week or more), including approximately 30 management personnel. The Company has an experienced core executive and administrative team, to which it intends to add a Chief Operating Officer, a Director of Human Resources and a Director of Purchasing in order to facilitate its expansion strategy and enhance operating efficiencies. Management believes that this corporate infrastructure will support its growth plans through the year 2000 with only the addition of lower level clerical and accounting personnel as new restaurants come on line. The Company's continued success will depend to a large degree on its ability to attract and retain qualified on-site managers, chefs and employees. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its employee relations to be good.

GOVERNMENT REGULATION

     Each of the Company's restaurants is subject to licensing and regulation by a number of governmental authorities, which include alcoholic beverage control and health, safety and fire agencies in the state, county and municipality in which each restaurant is located. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the opening of a new restaurant in a particular area. The Company earns substantial revenues from the sale of alcoholic beverages. Alcoholic beverage control regulations require each of the Company's restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or a permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time, and the consent of the licensing authority must be obtained before certain changes in ownership and/or control of the licensee may occur. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the Company's restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. Failure of a restaurant to obtain or retain liquor or food service licenses would adversely affect the restaurant's operations.

     The Company may be subject in certain states to "dram shop" statutes which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which wrongfully served alcoholic beverages to the intoxicated person. The Company has never been named in a lawsuit involving "dram shop" statutes. The Company carries general liability policies in the amount of $1,000,000 per occurrence and $4,000,000 in the aggregate. This coverage is deemed by management to be sufficient.

     The Company's restaurant operations are also subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, further increases in the minimum wage could increase the Company's labor costs.

SERVICE MARKS AND PROPRIETARY INFORMATION

     The Company believes that its service marks have significant value and are important to its ability to create demand for and awareness of its restaurants. The Company has registered the trade name "CIAO BABY" with the Ohio Secretary of State and has acquired the registered service mark "CIAO!" in the State of Tennessee. The Company has not obtained federal registration of any name or mark. The Company's registrations in Ohio and Tennessee place on record the Company's claimed dates of first use of the marks registered in those states. The Company may bring an action against a third party using a confusingly similar mark for restaurant services in the geographic area served by the Company and, assuming the third party cannot establish superior rights pursuant to federal registration or prior use, enjoin such third party from using the mark. However, Hampden, Inc., a Colorado corporation unaffiliated with the Company, operates a restaurant in Denver, Colorado using the "Ciao! baby" name and has registered the service mark "Ciao! baby" with the U.S. Patent and Trademark Office. As a result, and assuming the validity of its registration, under federal law Hampden possesses the right to enjoin the Company's use of "Ciao! baby" in any geographical market where the Company operates a restaurant if and when Hampden enters that market. Currently, Hampden has not entered a geographical market in which the Company presently operates or plans to open a restaurant.

     Any entity that can demonstrate the use of "Ciao! baby" in interstate commerce prior to Hampden's first use may petition the U.S. Patent and Trademark Office to cancel Hampden's federal registration of the "Ciao! baby" service mark. Under federal law, any such petition to cancel Hampden's registration based on prior use must be filed on or before November 10, 1997. The Company is attempting to determine if it can demonstrate that it used "CIAO BABY" in interstate commerce prior to Hampden's first use. Based upon the results of this review, the Company may file a petition seeking to cancel Hampden's federal registration. There can be no assurance, however, that the Company will be successful in these efforts or that Hampden will not attempt to enjoin the Company's use of "CIAO BABY" in existing or future markets in which the Company operates. If the Company were prevented from using the "CIAO BABY" mark, the adverse effect on the Company could be material.

     The Company also relies on trade secrets and proprietary know-how and employs various methods to protect its concepts and recipes. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop similar know-how or obtain access to the Company's know-how, concepts and recipes.

PROPERTIES

     Effective July 1, 1996, the Company relocated its executive offices to approximately 5,300 square feet of newly leased space in the building that also houses its downtown Cincinnati restaurant. Approximately 2,900 square feet of space previously occupied by the Company as administrative offices has been sublet for the remainder of the term of the lease, which expires in 1999.

     As of the date of this prospectus, the Company operates a total of five restaurants, all of which are located in leased premises. Two of these restaurants are located in Cincinnati, Ohio, one at Harper's Point, the other in downtown Cincinnati. The remaining restaurants are situated in Washington, D.C., Hackensack, New Jersey, and Memphis, Tennessee. In addition, the Company has entered into a lease for a site in Ft. Lauderdale, Florida. The table below presents certain information concerning the Company's existing restaurant leases. In addition, the Company is negotiating leases restaurants in Cleveland, Ohio, and Baton Rouge, Louisiana. See "Business -- Expansion Strategy" on page 27 of this Prospectus for information regarding the proposals under consideration. All of the Company's restaurant facilities are well maintained and suitable for their current and reasonably foreseeable uses. During early 1997 the Company plans to renovate its original Cincinnati (Harper's Point) restaurant to update its decor in line with the Company's two newest restaurants; the cost of this modernization is expected to be approximately $75,000.

                                                                                                                   DEVELOPER
    LOCATION           LEASE EXPIRATION      SQUARE FEET      ANNUAL BASE RENT          PERCENTAGE RENT          CONTRIBUTION
-----------------  ------------------------  -----------   -----------------------  -----------------------  ---------------------
Cincinnati, Ohio   February 2001                3,869      $69,642                  6% of gross sales        $84,600
(Harper's Point)   (no renewal option)                                              over specified
                                                                                    breakpoint
Washington, D.C.   March 2004                   7,147      $261,104 increasing      6% of gross sales        Landlord delivered
                   (no renewal option)                     to $299,784              over increasing          fully-equipped
                                                                                    breakpoints              restaurant
Hackensack,        October 2004                 8,074      $201,850                 6% of gross sales        $1,138,000
New Jersey         (5-year renewal option)                                          over specified
                                                                                    breakpoint
Memphis,           February 2012                6,448      $128,960 increasing      4.99% of gross sales     $705,000
Tennessee          (no renewal option)                     to $199,888              over increasing
                                                                                    breakpoints
Cincinnati, Ohio   January 2011                 7,925      $149,000 increasing      6% of gross sales        $550,000
(downtown)         (5-year renewal option)                 to $230,950, plus 20%    over increasing
                                                           of operating income      breakpoints
                                                           (after deducting 5% of
                                                           gross sales) up to a
                                                           maximum of $600,000
                                                           over the lease term
Ft. Lauderdale,    10-year term commencing      6,755      $202,650 (subject to     7% of gross sales over   $675,500, plus loan
Florida            120 days after                          annual CPI increase)     specified breakpoint;    of up to $169,000
                   certificate of occupancy                                         8% of gross sales over   repayable over lease
                   obtained (two 5-year                                             specified breakpoint     term with interest at
                   renewal                                                                                   10%
                   options)

LEGAL PROCEEDINGS

     In August 1996, the Company was added as a defendant in an Amended Counterclaim in litigation pending in the Superior Court of the District of Columbia, Notte Luna Limited Partnership et al. v. Capital Management and Development Corporation et al. (Civ. Div. No. 0007600-95). Notte Luna, a Washing-ton, D.C. restaurant, engaged Capital Management and Development Corporation ("CMDC") to manage its restaurant. Alleging poor performance and defaults in the management agreement, Notte Luna terminated the CMDC management agreement, engaged the Company to manage the restaurant and sued CMDC. The Company managed the restaurant from March 4, 1995 to April 21, 1996. CMDC has now brought a counterclaim against the Company alleging conspiracy to induce Notte Luna to terminate its contract with CMDC, as well as slander and interference with contract and business relationships, and claiming $6,000,000 in compensatory and $6,000,000 in punitive damages. The litigation is in the early stages of proceedings. Accordingly, the Company is unable to predict the effect of the ultimate resolution of the matter, although an unfavorable decision could have a material adverse effect upon the Company's results of operations, financial condition and liquidity. The Company believes it has meritorious defenses and intends to defend the action vigorously.

                   EXECUTIVE OFFICERS, DIRECTORS AND NOMINEES

     The following table sets forth certain information with respect to the directors, executive officers and nominees for director of the Company:

                      NAME                         AGE                POSITION
    -----------------------------------------      ---       ---------------------------
    Carl A. Bruggemeier......................      46        Chairman of the Board,
                                                             President and Chief
                                                             Executive Officer
    Catherine C. Jetter......................      49        Nominee for Director,
                                                             Vice President -- Finance,
                                                             Secretary and Treasurer
    Roger Lipton.............................      55        Director(1)
    Marvin Rosenberg.........................      62        Nominee for Director(2)
    Russell C. Wiles.........................      57        Nominee for Director(2)
    John H. Wyant............................      50        Director

---------------

(1) Will become a member of the Audit and the Compensation Committees after this Offering.

(2) Will become a director of the Company and a member of the Audit and Compensation Committees after this Offering.

     Mr. Bruggemeier is a founder of the Company and was responsible for the development of the Ciao Baby Cucina concept. He has been President and Chief Executive Officer of the Company since its formation in 1992 and was President and Chief Executive Officer of Fire In The Kitchen from 1990 until 1993. Mr. Bruggemeier has over 25 years of hospitality industry experience in both high-volume single unit operations and multiple unit concepts. Immediately prior to forming the Company, Mr. Bruggemeier was the President and Chief Operating Officer of Phoenix Food Service Corporation, a multi-dimensional food service company in Cincinnati, Ohio. Mr. Bruggemeier has also operated such high-volume, high-visibility restaurants as Tavern on the Green in New York City, the Potomac in Washington, D.C., Commander's Palace and Mr. B's Bistro in New Orleans, Brennan's of Houston and the Star Line Cruise Corporation headquartered in Chicago, Illinois. He is the recipient of many prestigious hospitality industry awards, including The Hall of Fame Dining Award from Nations Restaurant News and The Ivy Award presented by Restaurant and Institutions Magazine.

     Ms. Jetter has served as the Company's Vice President -- Finance and Secretary since 1993 and as its Treasurer since 1996. She also was Secretary of Fire In The Kitchen, Inc. prior to its merger with the Company. Ms. Jetter was formerly in public accounting and worked primarily as a consultant to small businesses including, but not limited to, several restaurant companies. Prior to her employment with the Company, she acted as a consultant to the Company since its inception in 1990. Prior to her employment in public accounting, Ms. Jetter served as an Assistant Treasurer of a publicly traded real estate investment trust.

She has over 25 years' experience in both public accounting and private industry. Ms. Jetter is a Certified Public Accountant and holds a Bachelor of Science in Accounting from Florida Institute of Technology.

     Mr. Lipton has been a director of the Company since August 1992. Since February 1995, he has been President of Lipton Financial Services, Inc., an investment banking firm specializing in the restaurant, franchising and retailing industries, and also has been employed by Axiom Capital Management, Inc., an NASD broker/dealer, where he is a Managing Director. From 1981 until February 1995 he was Managing Director of the Lipton Financial Services Division of Ladenburg, Thalmann & Co., Inc., also an investment banking firm. Mr. Lipton earned a Bachelor's Degree in Mechanical Engineering from Rensselaer Polytechnic Institute (1962), and earned an MBA at the Harvard Graduate School of Business Administration (1965). He has been in the investment banking industry since 1967, with the exception of 1976-1980 when he financed and operated a chain of fifteen fast food restaurants. Mr. Lipton assists the Company with strategic financial planning and other related issues.

     Mr. Rosenberg is a principal in Towne Properties, a Cincinnati, Ohio real estate development business which he founded with others in 1961. He is a former Chairman and member of the Board of Directors of the Cincinnati Branch of the Federal Reserve Bank of Cleveland. Among other activities, he currently is a member of the Board of Directors of Acordia of Cincinnati, Inc., the Board of Visitors of the University of Cincinnati College of Law and the Board of Overseers of Hebrew Union College. Mr. Rosenberg is a graduate of the University of Illinois and the University of Cincinnati College of Law.

     Mr. Wiles has been President of Heidelberg Distributing Company, a distributor of premium beers and wines, since 1993 and President of Ohio Valley Wine Co. Inc., a distributor of fine wines, of which he was a co-founder, since 1989. He is also the majority owner and general partner of C&W Investments, which is primarily involved in owning and managing commercial warehousing in the Cincinnati, Ohio market. Mr. Wiles is a founder and chairman of the Cincinnati International Wine Festival, a nonprofit organization which raises funds for Cincinnati area charities, a director of public radio station WGUC and a member of the governing boards of other private companies and associations.

     Mr. Wyant has served as President of Blue Chip Venture Company, a venture capital investment firm which manages $56 million of committed capital for investment in privately held high growth companies, since its formation in 1992. From 1991 to 1992, Mr. Wyant served as Executive Vice President, Corporate Finance of Gradison & Co., a financial services firm, where his primary activity was the development and formation of Blue Chip Venture Company. Mr. Wyant was initially trained in marketing with The Procter & Gamble Company and served in marketing and general management positions with Taft Broadcasting Company. Subsequently, he was Chief Executive Officer of Home Entertainment Network and Nutrition Technology Corporation, both venture capital-backed companies. Mr. Wyant holds a Bachelor of Arts from Denison University and a Juris Doctor from Salmon P. Chase College of Law. He has been a director of the Company since 1995 and also is a director of Zaring Homes, Inc., DIGEX, Incorporated and a number of privately held companies.

                                  COMPENSATION

     The following table sets forth the compensation of the Company's Chief Executive Officer for fiscal 1995. No other executive officer earned over $100,000 in salary and bonus for fiscal 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                                                      COMPENSATION
                                                 ANNUAL COMPENSATION                  -----------
                                    ---------------------------------------------     SECURITIES       ALL OTHER
 NAME AND PRINCIPAL      FISCAL                                    OTHER ANNUAL       UNDERLYING      COMPENSATION
      POSITION            YEAR      SALARY ($)     BONUS ($)     COMPENSATION ($)     OPTIONS (#)         ($)
---------------------    ------     ----------     ---------     ----------------     -----------     ------------
Carl A. Bruggemeier,
President, Chief
Executive Officer         1995       $116,154          --               (1)                (2)             --

---------------

(1) None, other than perquisites which did not exceed the lesser of $50,000 or 10% of salary and bonus.

(2) In March 1995 Mr. Bruggemeier entered into an amended Employment Agreement with the Company which provided for the grant of options to purchase 138,120 shares of Common Stock at the price of $1.45 per share. This Employment Agreement, including the options provided for (none of which have been or will be exercised), will be cancelled at the time of the closing of the Offering and replaced by the Employment Agreement described below.

     The Company has entered into an Employment Agreement dated as of August 1, 1996 with Carl A. Bruggemeier, President of the Company. The Agreement, which is conditioned upon the closing of the Offering, provides for a base annual salary of $182,000 and for raises and cash bonuses (equal to at least 25% of base salary) as determined by the Company's Board of Directors depending upon the Company's achieving certain sales and profit goals established by the Board. The Employment Agreement also provides for miscellaneous compensation in the form of insurance and other benefits. The Employment Agreement is for a three year term and renews automatically for successive one year periods unless terminated by either party upon 180 days prior written notice. In the event of specified changes of control of the Company, Mr. Bruggemeier will have the right to terminate his employment and to receive a lump sum settlement equivalent to the then current value of the base salary payments to which he otherwise would be entitled for the remainder of the term of the agreement plus any bonus related to the then current fiscal year. Mr. Bruggemeier's right to be employed by or be engaged, directly or indirectly, by a person or entity in a "competitive business" (defined as any casual-themed restaurant located within 50 miles of a Company restaurant and having specified average customer check prices) is restricted during the term of the Agreement and, under certain circumstances, for a year thereafter.

     Ms. Jetter has an Employment Agreement with the Company which commenced on December 1, 1995 and automatically extends from year-to-year unless terminated by either party upon 30 days' written notice prior to the expiration of any annual term. The Agreement provides for a base annual salary of $60,000, increased by $2,500 per year for each new restaurant opened or managed by the Company, for an annual bonus of 20% of salary if certain corporate objectives are achieved (25%, if these objectives are exceeded by a set percentage) and for miscellaneous compensation in the form of insurance and other benefits. For 1996, Ms. Jetter's base salary under the Agreement is $67,500.

STOCK OPTIONS

     The Company has granted options to Mr. Bruggemeier, Ms. Jetter and one other employee to purchase 14,250, 5,750 and 1,645 shares of Common Stock, respectively, at the initial public offering price. The Company will not grant options or other rights to purchase or acquire shares for a period of one year after the Offering if, as a result, all outstanding options or rights would entitle their holders to acquire in excess of 12% of the shares outstanding upon completion of the Offering.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company will receive $5,000 per year for serving as directors and members of committees, plus $500 for each Board of Directors meeting attended (including Board meetings held by telephone). Committee members will receive $500 per meeting attended, unless the meeting occurs on the same day as a Board meeting, in which case no separate fee will be paid. Employee directors will not be separately compensated for their services as directors.

                              CERTAIN TRANSACTIONS

     The Board of Directors of the Company has adopted a policy requiring that after the Offering any transactions, including loans, between the Company and its officers, directors, principal shareholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

     Described below are certain transactions and relationships between the Company and certain of its officers, directors and shareholders which have occurred during the last three fiscal years. The Company believes that the material terms of the various transactions were as favorable to the Company as could have been obtained from unrelated third parties.

     Carl A. Bruggemeier, Roger Lipton and Donald A. Karas, a shareholder and former director of the Company, may be deemed founders of the Company.

     Shortly after the Company's incorporation, Messrs. Lipton and Karas each loaned the Company $50,000. These loans have been repaid in full. In December 1993 the Company exercised options it held to repurchase 17,265 and 129,487.5 shares of Common Stock, respectively, from Messrs. Lipton and Karas. Messrs. Lipton and Karas received $20,000 and $150,000, respectively, for these shares.

     In February 1994, the Company exercised an option to repurchase 77,692.5 shares of Common Stock from Mr. Bruggemeier for a price of $90,000; in payment, Mr. Bruggemeier accepted a demand promissory note in that amount, bearing interest at a bank's prime commercial rate plus 2%. In March 1995, this note was canceled and, in consideration of an additional $90,000 loaned to the Company by Mr. Bruggemeier, a new promissory note for $180,000, bearing interest at the prime commercial rate, was issued to him. The $34,000 principal balance owing on this note, which accrues interest at 9%, is due on February 1, 1997.

     Mr. Lipton has a consulting arrangement with the Company pursuant to which he is entitled to fees of $50,000 per year. The amount of the consulting fee was determined by negotiations between the Company and Mr. Lipton. The services provided by Mr. Lipton have included advice regarding the structuring of the Company's debt and equity financings and assistance in the development of the Company's concept and operating and expansion strategies. This consulting arrangement will terminate upon the completion of this Offering.

     In January 1995 Blue Chip LP loaned the Company $350,000 in return for a promissory note bearing interest at 10% per annum. This promissory note was personally guaranteed by Mr. Bruggemeier. On March 30, 1995, the Company, Blue Chip LP and Mr. Bruggemeier entered into a Stock Purchase and Shareholder Agreement (the "Shareholder Agreement") pursuant to which the Company issued 15,000 shares of its Series A Preferred Stock to Blue Chip LP in exchange for cancellation of the January 1995 promissory note and guaranty (after payment of $7,188 of accrued interest) and an additional investment by Blue Chip LP of $1,150,000. The Series A Preferred Stock has a cumulative dividend rate of $10.00 per share per annum and is convertible into 813,529 shares of Common Stock. For fiscal 1995 and the first two quarters of 1996, dividends of $112,500 and $80,769, respectively, were accrued in respect of the Series A Preferred Stock. Upon consummation of the Offering, all outstanding shares of Series A Preferred Stock will be converted to 813,529 shares of Common Stock.

     Pursuant to the Shareholder Agreement, the Company and Mr. Bruggemeier agreed to take all action necessary for the Company's Board of Directors to consist of three members, one of whom would be named by

Blue Chip LP and the others of whom would be Messrs. Bruggemeier and Lipton. In accordance with this agreement, Mr. Wyant became a director of the Company on March 30, 1995. Also in accordance with the Shareholder Agreement, the Company entered into a Consulting Agreement with Blue Chip Venture Company, an Ohio corporation and the general partner of Blue Chip LP ("Blue Chip Venture"), on March 30, 1995, pursuant to which Blue Chip Venture has advised the Company with respect to financial matters, including the obtaining of additional debt and equity capital and the structuring of this Offering. Blue Chip Venture is entitled to receive fees of $18,750 per quarter for its services. The amount of the consulting fee was determined by arms length negotiations. The Consulting Agreement terminates on the earliest of the sale by Blue Chip of all Company securities held by it, the Company's consummation of an initial public offering or December 31, 1999. Mr. Wyant is President and a 50% stockholder of Blue Chip Venture and a limited partner in Blue Chip LP.

     The consulting fees to Mr. Lipton and Blue Chip Venture under the arrangements described above and the dividends with respect to the Series A and Series B Preferred Stock are in arrears. The Company, Mr. Lipton, Blue Chip Venture and the holders of such Preferred Stock have agreed that, upon the consummation of the Offering, all such arrearages will be paid by the issuance by the Company of shares of Common Stock at a price of $7.00 per share. The following table shows the number of shares of Common Stock to be issued pursuant to such Agreement, assuming that the Offering were consummated on September 30, 1996.

                                                                              NUMBER OF SHARES
                                                            ARREARAGE AT      OF COMMON STOCK
                      OBLIGATION                         SEPTEMBER 30, 1996     TO BE ISSUED
-------------------------------------------------------  ------------------   ----------------
Consulting Fees - Lipton...............................       $ 50,500              7,214
Consulting Fees - Blue Chip Venture....................       $112,500             16,071
Dividends - Series A Preferred Stock...................       $225,000             32,142
Dividends - Series B Preferred Stock...................       $163,944             23,412

     In addition, the Shareholder Agreement (i) grants Blue Chip LP certain rights of first refusal in the event of a third-party offer to purchase shares of the Company's Common Stock from any shareholder; (ii) grants Blue Chip LP certain preemptive rights to purchase securities issued by the Company; (iii) requires the prior written consent of Blue Chip LP before the Company may pay any dividends on its capital stock (other than the Series A Preferred Stock), amend its Articles of Incorporation, engage in any other business or in any material transaction outside of the ordinary course of business, and enter into other specified transactions; and (iv) grants Blue Chip LP the right to register shares in the Company's initial and subsequent public offerings (which right has been waived with respect to the initial public offering) and, on two occasions subsequent to such offering, to demand registration of shares of Common Stock held by it. Blue Chip has agreed to waive and release, upon the consummation of the Offering, all of its rights under the Shareholder Agreement except for the registration rights.

     On February 7, 1996, Blue Chip LP loaned the Company $750,000 evidenced by a promissory note due March 8, 1996 bearing interest at 15% per annum. Blue Chip LP made subsequent loans to the Company of $250,000 on each of March 11, 1996 and July 29, 1996. Effective as of August 1, 1996, Blue Chip exchanged the principal amount of all three loans, plus $200,000 in loan fees owed by the Company, for a $1,450,000 principal amount secured note bearing interest at 10.35% per annum and due on the earlier of March 8, 1998 or within 10 days after the closing of the Company's initial public offering. As further consideration, the Company also issued Bridge Financing Warrants to Blue Chip to purchase 100,000 shares of Common Stock, exercisable at $7.00 per share for a period of five years after the closing of such initial public offering. Accrued interest on the three loans to August 1, 1996 is payable upon maturity of the secured note. The secured promissory note is convertible at Blue Chip's option upon default into shares of a new class of preferred stock to be created. However, because the secured promissory note will be paid by use of a portion of the proceeds from this Offering, the Company will not issue any of the shares of this class of preferred stock if the Offering is completed.

     The Company has promissory notes with The Provident Bank, in the aggregate outstanding amount at October 8, 1996 of approximately $202,000, which are personally guaranteed by Mr. Bruggemeier. This indebtedness will be repaid in full with a portion of the proceeds of the Offering.

     Payment of the Company's obligations under the lease for its Cincinnati, Ohio restaurant at Harper's Point is personally guaranteed by Mr. Bruggemeier.

     Heidelberg Distributing Company and Ohio Valley Wine Co., of which Mr. Wiles is the President, sell beverage products to the Company. During fiscal years 1994 and 1995 and the first two quarters of fiscal 1996, purchases by the Company from these businesses were $75,470, $82,766 and $105,361, respectively.

     Mr. Rosenberg is a principal of the entities from which the Company leases the space occupied by its executive offices and its two Cincinnati, Ohio restaurants. Aggregate lease payments by the Company for these properties during 1993, 1994, 1995 and the first two quarters of 1996 were $91,012, $58,035,
$75,645 and $104,291, respectively. In July 1995, Towne Investment Company, a Limited Partnership, of which Mr. Rosenberg is a partner, advanced the Company $150,000 for tenant improvements to its downtown Cincinnati, Ohio restaurant in exchange for a promissory note (the "Towne Note") convertible into 81,352 shares of the Company's Common Stock. The Towne Note will be so converted at the time of the closing of the Offering.

                             HOLDINGS OF MANAGEMENT
                           AND PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of Company's Common Stock and Preferred Stock at November 1, 1996, by its directors and nominees for director, Mr. Bruggemeier, all directors, nominees and executive officers as a group and, giving effect to the Offering, each person owning over 5% of the outstanding Common Stock. At the time of consummation of the Offering, each outstanding share of Series A Preferred Stock and Series B Preferred Stock will be converted into 54.235 and 348.7 shares of Common Stock, respectively.

                                                                                    PREFERRED STOCK(1)
                                                   COMMON STOCK(1)                  ------------------
                                    ---------------------------------------------
                                                                                     BEFORE     AFTER
                                     BEFORE OFFERING          AFTER OFFERING        OFFERING   OFFERING
                                    ------------------   ------------------------   --------   -------
                                    NO. OF    PERCENT     NO. OF         PERCENT     NO. OF    NO. OF
                                    SHARES    OF CLASS    SHARES         OF CLASS    SHARES    SHARES
                                    -------   --------   ---------       --------   --------   -------
Carl A. Bruggemeier(2)............  276,757     48.6%      291,007(3)       9.2%          --        --
Catherine C. Jetter...............       --       --         5,750(3)         *           --        --
Roger Lipton(2)...................  103,590     18.2       268,358(4)(5)    8.5        433.5(5)      --
Marvin Rosenberg..................    2,071        *        83,423(6)       2.6           --        --
Russell C. Wiles..................       --       --            --           --           --        --
John H. Wyant(2)..................       --       --       961,742(4)(7)   29.6     15,000.0(7)      --
Blue Chip Capital Fund Limited
Partnership(2)....................       --       --       945,671(4)(8)   29.1     15,000.0(8)      --
All directors, nominees and
executive officers as a group
(6 persons).......................  382,418     67.1     1,610,280(4)(9)   49.2     15,433.5        --

---------------

 *  Less than 1%.

(1) Beneficial ownership includes sole or shared voting or investment power with respect to a security or the right to acquire beneficial ownership of a security within 60 days. The numbers of shares indicated are owned with sole voting and investment power unless otherwise noted.

(2) The address of Mr. Bruggemeier is 700 Walnut Street, Suite 300, Cincinnati, Ohio 45202; the address of Mr. Lipton is 399 Park Avenue, New York, New York 10022; and the address of Mr. Wyant and Blue Chip LP is 201 East Fifth Street, Cincinnati, Ohio 45202.

(3) Common Stock after the Offering includes shares which may be acquired upon the exercise of outstanding options at the initial offering price as follows: Mr Bruggemeier, 14,250 shares and Ms. Jetter, 5,750 shares.

(4) If the Underwriters' over-allotment option is exercised in full, after the Offering shares beneficially owned will be as follows: Mr. Lipton, 193,358 (6.1%), Mr. Wyant, 886,742 (27.3%), Blue Chip LP, 870,671 (26.8%), and all
    directors, nominees and executive officers as a group, 1,460,280(44.7%). See "Selling Shareholders" and "Underwriting."

(5) Common Stock after the Offering includes 151,145 shares to be received upon conversion of Series B Preferred Stock, 6,409 shares to be received in payment of deferred dividends on Series B Preferred Stock (based on amounts outstanding at September 30, 1996) and 7,214 shares to be received in payment of deferred consulting fees (based on amounts outstanding at September 30, 1996). Includes 70,600 shares of Common Stock to be held by an Individual Retirement Account ("IRA") for the benefit of Mr. Lipton and 122,395 shares to be held by RHL Associates, LP, a limited partnership of which Mr. Lipton is the general partner and a 20% limited partner ("RHL Associates'). Preferred Stock before the Offering represents 433.5 shares (27.4%) of Series B Preferred Stock, of which 194.25 shares are held by Mr. Lipton's IRA and 194.25 shares are held by RHL Associates. See "Certain Transactions."

(6) Includes 81,352 shares issuable upon conversion of the Towne Note. See "Certain Transactions."

(7) Common Stock after the Offering includes 813,529 shares to be received by Blue Chip LP upon conversion of Series A Preferred Stock, 32,142 shares to be received by Blue Chip LP in payment of deferred dividends on Series A Preferred Stock (based on amounts outstanding at September 30, 1996), 16,071 shares to be received by Blue Chip Venture in payment of deferred consulting fees (based on amounts outstanding at September 30, 1996) and 100,000 shares which may be acquired upon exercise of Bridge Financing Warrants held by Blue Chip LP. Preferred Stock before the Offering represents 15,000 shares (100%) of Series A Preferred Stock, all of which is held by Blue Chip LP. Mr. Wyant disclaims beneficial ownership of all such shares of Common and Preferred Stock except to the extent of his pro rata interest therein. See "Certain Transactions."

(8) Common Stock after the Offering includes 813,529 shares to be received upon conversion of Series A Preferred Stock, 32,142 shares to be received in payment of deferred dividends on Series A Preferred Stock (based on amounts outstanding at September 30, 1996) and 100,000 shares which may be acquired upon exercise of Bridge Financing Warrants held. Preferred Stock before the Offering represents 15,000 shares (100%) of Series A Preferred Stock. See "Certain Transactions."

(9) See Notes (3) through (8) for information concerning shares, options and warrants included and the effect of the exercise of the Underwriters' over-allotment option.

                              SELLING SHAREHOLDERS

     The Selling Shareholders, Blue Chip LP and Roger H. Lipton, have granted the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 150,000 shares of Common Stock beneficially owned by them. Blue Chip LP is a Cincinnati, Ohio based venture capital limited partnership organized under Delaware law. The Underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the sale of Common Stock. If the Underwriters' over-allotment option is exercised in full, 75,000 shares will be sold by Blue Chip LP and 75,000 shares will be sold by Mr. Lipton. Of the up to 75,000 shares which may be sold by Mr. Lipton, 37,500 are owned by an Individual Retirement Account for his benefit and 37,500 are owned by RHL Associates. Information on shares held by each of the Selling Shareholders, prior to and giving effect to the Offering, is provided above under "Holdings of Management and Principal Shareholders."

     Each of the Selling Shareholders is a director and/or affiliate of the Company. See "Executive Officers, Directors and Nominees" and "Certain Transactions." In view of their affiliation with the Company, it is possible that the Selling Shareholders may be deemed to be statutory underwriters under the provisions of the Securities Act of 1933.

                          DESCRIPTION OF CAPITAL STOCK

     Under the Company's Amended and Restated Articles of Incorporation, the Company's authorized capital stock consists of 10,000,000 shares of Common Stock, without par value, 15,000 shares of Series A Convertible Preferred Stock, $100 par value, 1,740 shares of Series B Convertible Preferred Stock, $690 par value, and 100,000 shares of undesignated preferred stock, without par value. The following description of certain matters relating to the capital stock of the Company is a summary and is qualified in its entirety by the provision of the Company's Amended and Restated Articles of Incorporation and Code of Regulations and by the provisions of the Ohio General Corporation Law.

COMMON STOCK

     The Company had 569,910 shares of Common Stock outstanding on the date of this Prospectus. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders do not have the right to cumulate their votes in the election of directors.

     Subject to preferences which have been and may be granted to holders of preferred stock, holders of Common Stock are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferred stock liquidation preferences.

     Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of the Company. There are no redemption or sinking fund provisions with regard to the Common Stock. All outstanding shares of Common Stock are fully paid, validly issued, and non-assessable.

     The vote of holders of a majority of all outstanding shares of Common Stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, and similar transactions.

PREFERRED STOCK

     The Company's Amended and Restated Articles of Incorporation authorize 15,000 shares of Series A Preferred Stock, all of which were outstanding before the Offering, 1,740 shares of Series B Preferred Stock, of which 1,584 were outstanding before the Offering, and 100,000 shares of currently undesignated preferred stock. At the time of consummation of the Offering, each outstanding share of Series A Preferred Stock and Series B Preferred Stock will be converted into 54.235 and 348.7 shares of Common Stock, respectively, and fractional shares will be eliminated. The Series A Preferred Stock and Series B Preferred Stock will not be reissued.

     Following consummation of the Offering, all of the authorized shares of undesignated preferred stock will be available for issue from time to time in series having such designations, preferences and rights, qualifications, and limitations as the Board of Directors may determine without any approval of shareholders. Preferred stock could be given rights, including voting and/or conversion rights, which would adversely affect the voting power and equity of holders of Common Stock and could have preference to Common Stock with respect to dividend and liquidation rights. Issuance of preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of the Company.

PROVISIONS AFFECTING BUSINESS COMBINATIONS AND CHANGES IN CONTROL

     Ohio law governs the rights of shareholders of the Company. Chapter 1704 of the Ohio Revised Code may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation" (the definition of which would include the Company) from entering into a "Chapter 1704 Transaction" with the beneficial owner (or affiliates of such beneficial owner) of 10% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10% ownership. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with, a sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) from the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation (or such different proportion as is set forth in the corporation's articles of incorporation), including a majority of the outstanding shares, excluding those owned by the interested shareholder, or (ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to cause an interested shareholder to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

     In addition, Section 1707.043 of the Ohio Revised Code requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within 18 months after making the control proposal.

     Section 1701.831 of the Ohio GCL (the "Control Share Acquisition Statute") requires shareholder approval of any proposed "control share acquisition" of an Ohio corporation. A "control share acquisition" is the acquisition, directly or indirectly, by any person (including any individual, partnership, corporation, limited liability company, society, association or two or more persons who have a joint or common interest) of shares of a corporation that, when added to all other shares of the corporation that may be voted, directly or indirectly, by the acquiring person, would entitle such person to exercise or direct the exercise of 20% or more (but less than 33 1/3%) of the voting power of the corporation in the election of directors or 33 1/3% or more (but less than a majority) of such voting power or a majority or more of such voting power. Under the Control Share Acquisition Statute, the control share acquisition must be approved in advance by the holders of a majority of the outstanding voting shares represented at a meeting at which a quorum is present and by the holders of a majority of the portion of the outstanding voting shares represented at such a meeting excluding the voting shares owned by the acquiring shareholder and certain "interested shares," including shares owned by officers elected or appointed by the directors of the corporation and by directors of the corporation who are also employees of the corporation.

     The purpose of the Control Share Acquisition Statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the Control Share Acquisition Statute grant to the shareholders of the Company the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person's purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of the Company were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the implementation of the proposal is approved.

     The Control Share Acquisition Statute applies not only to traditional tender offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the Control Share Acquisition Statute could render approval of any control share acquisition difficult in that the transaction must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power excluding "interested shares." It is recognized that any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince the shareholders of the Company of the value and validity of his offer may cause such offer to be more financially attractive in order to gain shareholder approval.

     While the Company believes that these provisions are in its best interests, potential shareholders should be aware that such provisions could be disadvantageous to them because the overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective control by other persons.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for the Company's Common Stock is Star Bank, National Association, Cincinnati, Ohio.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 3,149,766 shares of Common Stock. The 1,000,000 shares sold in the Offering and any of the up to 150,000 shares sold upon exercise of the Underwriters' over-allotment option, will be freely tradeable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Act, without restriction or registration under that Act. The remaining 2,149,766 shares (the "Restricted Shares") will continue to be held by the Company's current shareholders (assuming no exercise of the over-allotment option). The Restricted Shares may not be sold unless they are registered under the Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144.

     Rule 144 governs the public sale in ordinary trading transactions of "restricted securities" and of securities owned by "affiliates." Restricted securities are securities acquired directly or indirectly from an issuer in a transaction not involving a public offering. In general, under Rule 144, if a period of at least two years has elapsed since the date the restricted securities were acquired from the Company, then the holder of such restricted securities (including an affiliate of the Company) is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of (i) 1% of the Company's then outstanding shares of Common Stock or (ii) the shares' average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company.

     Upon completion of the Offering, approximately 1,176,000 of the Restricted Shares will be eligible for sale in the public market in compliance with Rule 144 beginning 90 days after the date of this Prospectus. However, each of the Company's officers and directors and certain other holders of the Company's Common Stock, who together will hold an aggregate of 1,645,665 Restricted Shares, have agreed not to offer, sell or otherwise dispose of any of the Restricted Shares upon completion of the Offering for a period of 180 days from the date of this Prospectus, without the prior written consent of the Managing Underwriter.

     Blue Chip LP has the right, on two occasions subsequent to the Offering, to require the Company to register shares of Common Stock held by it and the right to participate in any subsequent public offering initiated by the Company. In addition, the Company has outstanding warrants to purchase 249,990 shares of Common Stock which become exercisable upon the closing of the Offering. Each holder of these warrants has the right to require the Company to register the shares of Common Stock which may be acquired upon warrant exercise and the right to participate in any subsequent registration of the Company's securities. Blue Chip LP and each warrant holder have agreed not to exercise their respective registration rights during the 180-day lock-up period.

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and the Company's ability to raise capital at favorable prices. The Common Stock has been approved for listing on the Nasdaq under the symbol "CIAO." There can be no assurance, however, that the Company will be able to maintain its Nasdaq listing.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), for whom Glaser Capital Corporation is acting as Managing Underwriter, and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                 UNDERWRITER                                   NUMBER OF SHARES
-----------------------------------------------------------------------------  ----------------
The Glaser Capital Corporation...............................................        600,000
H.J. Meyers & Co., Inc.......................................................        100,000
R.T.G. Richards and Company, Inc.............................................        100,000
Suncoast Capital Group, Ltd..................................................        100,000
Sterling Foster & Company, Inc...............................................        100,000
                                                                                   ---------
  Total......................................................................      1,000,000

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 1,000,000 shares of Common Stock offered hereby if any such shares of Common Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Managing Underwriter that the several Underwriters propose initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.37 per share. The Underwriters may allow and such dealers may re-allow a concession not in excess of $0.10 per share to other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Selling Shareholders have granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of shares of Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     The Company has agreed in connection with the Offering of the Common Stock to issue to the Managing Underwriter five-year warrants (the "Underwriter's Warrants"), at a price of $.01 per warrant, to purchase up to an aggregate of 100,000 shares of Common Stock at an exercise price of 120% of the initial public offering price of the shares of Common Stock offered hereby (subject to certain adjustments pursuant to antidilution provisions). The Company also has agreed to grant to the Managing Underwriter certain registration rights with respect to the Underwriter's Warrants and the shares of Common Stock issuable upon the exercise thereof, including one "demand" registration and one "piggyback" registration. The Company will bear the costs, with exceptions, of the "piggyback" registration. Furthermore, in addition to the underwriting discount set forth on the cover page of this Prospectus, the Company has agreed to pay the Managing Underwriter a nonaccountable expense allowance equal to 1% of the total Offering proceeds, including proceeds from any sale of shares pursuant to the Underwriters' over-allotment option. Of this amount, up to $30,000 (which has been advanced) is payable for out-of-pocket expenses whether or not the Offering is completed.

     During the first two quarters of 1996 the Managing Underwriter assisted the Company in securing $1,050,000 of bridge financing. The Managing Underwriter received $52,500 in fees in connection with these services.

     The Company, each of its officers and directors and certain other holders of the Company's Common Stock have agreed that they will not sell, without the consent of the Managing Underwriter, any Common Stock or any securities convertible into Common Stock, during the 180 days following the date of this Prospectus except for the Common Stock offered in this Offering. Additionally, certain warrant holders of the Company have agreed not to exercise, during the 180-day period, registration rights for shares of Common Stock purchasable upon exercise of the warrants. The Managing Underwriter will not consent to any shortening of such period unless, in its judgment, the timing of the sales and the number of shares of Common Stock sold as a result of any said consent would not have a material adverse effect on the market of the Common Stock. In such event, such sales would not necessarily be preceded by a public announcement of the Company or the Managing Underwriter that such consent has been given.

     The initial public offering price for the shares of Common Stock included in this Offering has been determined by negotiation among the Company, the Selling Shareholders and the Managing Underwriter. Among the factors considered in determining such price were the history of and prospects for the Company's business and the industry in which it operates, an assessment of the Company's management, past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Company.

     The Underwriting Agreement provides that the Company and the Selling Shareholders (if the over-allotment option is exercised) will indemnify the Underwriters against certain liabilities under the Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Taft, Stettinius & Hollister, Cincinnati, Ohio. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Dinsmore & Shohl, Cincinnati, Ohio.

                                    EXPERTS

     The financial statements of Ciao Cucina Corporation included in this Prospectus have been audited by Joseph Decosimo and Company, PLL, independent certified public accountants as set forth in their report thereon included herein. Such financial statements have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Act with respect to the Common Stock offered hereby. The Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement and to the exhibits and schedules thereto. The Registration Statement can be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates. The Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Balance Sheets at December 25, 1994 and December 31, 1995 and at July 14, 1996
  (unaudited).........................................................................  F-3
Statements of Operations for the years ended December 25, 1994 and December 31, 1995 and for the two quarters ended July 9, 1995 (unaudited) and July 14, 1996
  (unaudited).........................................................................  F-4
Statement of Redeemable Equity and Shareholders' Deficit for the years ended December
  25, 1994 and December 31, 1995 and for the two quarters ended July 14, 1996
  (unaudited).........................................................................  F-5
Statements of Cash Flows for the years ended December 25, 1994 and December 31, 1995 and for the two quarters ended July 9, 1995 (unaudited) and July 14, 1996
  (unaudited).........................................................................  F-6
Notes to Financial Statements.........................................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
Ciao Limited, Inc.
Cincinnati, Ohio

     We have audited the accompanying balance sheets of Ciao Limited, Inc. as of December 31, 1995 and December 25, 1994 and the related statements of operations, redeemable equity and shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ciao Limited, Inc. as of December 31, 1995 and December 25, 1994 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the Liquidity and Operations note, the company's recurring losses from operations, net working capital deficiency and total shareholders' deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in the Liquidity and Operations note. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                      Joseph Decosimo and Company, PLL

Cincinnati, Ohio
September 5, 1996,
except for Note 13, as to which the date is November 22, 1996

                               CIAO LIMITED, INC.

                                 BALANCE SHEETS

                                                          DECEMBER       DECEMBER
                                                             25,            31,         JULY 14,
                        ASSETS                              1994           1995           1996
                                                         -----------    -----------    -----------
                                                                                       (UNAUDITED)
CURRENT ASSETS
  Cash and Cash Equivalents...........................   $    33,864    $   137,660    $    35,508
  Accounts Receivable.................................        39,943         28,689         61,365
  Inventories.........................................        47,696         46,074        107,151
  Prepayments.........................................        61,059         22,836        186,252
                                                         -----------    -----------    -----------
     Total Current Assets.............................       182,562        235,259        390,276
EQUIPMENT AND IMPROVEMENTS, NET.......................     2,174,709      3,102,576      4,440,653
INTANGIBLE ASSETS, NET................................       242,069        203,715        408,136
SECURITY DEPOSITS AND OTHER...........................       219,103        344,174        345,593
                                                         -----------    -----------    -----------
TOTAL ASSETS..........................................   $ 2,818,443    $ 3,885,724    $ 5,584,658
                                                         ===========    ===========    ===========
LIABILITIES, REDEEMABLE EQUITY AND SHAREHOLDERS'
  DEFICIT
CURRENT LIABILITIES
  Bank Overdraft......................................   $    22,555    $        --    $        --
  Current Portion of Long-Term Debt...................     1,742,503        449,638        342,141
  Accounts Payable....................................       296,872        259,397        404,462
  Accrued Expenses....................................       507,843        375,998        546,260
                                                         -----------    -----------    -----------
     Total Current Liabilities........................     2,569,773      1,085,033      1,292,863
                                                         -----------    -----------    -----------
LONG-TERM LIABILITIES
  Notes Payable.......................................       388,718        184,335      2,262,012
  Accrued Rentals.....................................       200,485        373,164        454,315
  Deferred Lease Incentives...........................     1,168,406      2,125,829      2,124,153
                                                         -----------    -----------    -----------
     Total Long-Term Liabilities......................     1,757,609      2,683,328      4,840,480
                                                         -----------    -----------    -----------
REDEEMABLE EQUITY--
  10% Series A Convertible Preferred Stock--$100 par
     value, 15,000 shares authorized and issued for
     1995.............................................            --      1,558,604      1,646,628
  10% Series B Convertible Preferred Stock--$690 par
     value, 1,740 shares authorized, 1,584 shares
     issued for 1995..................................            --      1,174,932      1,233,784
                                                         -----------    -----------    -----------
     Total Redeemable Equity..........................            --      2,733,536      2,880,412
                                                         -----------    -----------    -----------
SHAREHOLDERS' DEFICIT
  Common Stock--no par value, 10,000,000 shares
     authorized, 794,355 shares issued................           750            750            750
  Additional Paid-In Capital (Deficit)................       127,327     (1,767,372)    (1,717,372)
  Accumulated Deficit.................................    (1,502,016)      (714,551)    (1,577,475)
  Treasury Stock--224,445 shares, stated at cost......      (135,000)      (135,000)      (135,000)
                                                         -----------    -----------    -----------
     Total Shareholders' Deficit......................    (1,508,939)    (2,616,173)    (3,429,097)
                                                         -----------    -----------    -----------
TOTAL LIABILITIES, REDEEMABLE EQUITY AND SHAREHOLDERS'
  DEFICIT.............................................   $ 2,818,443    $ 3,885,724    $ 5,584,658
                                                         ===========    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                               CIAO LIMITED, INC.
                            STATEMENTS OF OPERATIONS

                                                     YEARS ENDED
                                              -------------------------       TWO QUARTERS ENDED
                                               DECEMBER      DECEMBER      ------------------------
                                                 25,            31,         JULY 9,       JULY 14,
                                                 1994          1995           1995          1996
                                              ----------    -----------    ----------    ----------
                                                                                 (UNAUDITED)
RESTAURANT REVENUES........................  $3,273,083     $ 4,778,742    $2,554,841    $4,130,369
                                             ----------     -----------    ----------    ----------
OPERATING EXPENSES--
  Food and Beverage Costs..................     944,593       1,409,422       730,266     1,274,845
  Restaurant Labor Costs...................   1,049,802       1,548,678       716,793     1,377,809
  Occupancy and Other Restaurant
     Expenses..............................   1,013,734       1,589,833       997,798       977,887
  General and Administrative Expenses......     364,849         604,490       317,599       641,155
  Depreciation and Amortization............     259,044         459,549       240,510       386,231
                                             ----------     -----------    ----------    ----------
     Total Operating Expenses..............   3,632,022       5,611,972     3,002,966     4,657,927
                                             ----------     -----------    ----------    ----------
LOSS FROM OPERATIONS.......................    (358,939)       (833,230)     (448,125)     (527,558)
                                             ----------     -----------    ----------    ----------
OTHER INCOME (EXPENSE)--
  Interest Expense.........................    (268,134)        (94,459)      (40,772)     (189,358)
  Interest Income..........................       9,180          21,949        10,293        12,488
  Other Income (Expense), net..............     (52,397)          3,083       (28,391)      (11,620)
                                             ----------     -----------    ----------    ----------
     Total Other Expense...................    (311,351)        (69,427)      (58,870)     (188,490)
                                             ----------     -----------    ----------    ----------
NET LOSS...................................    (670,290)       (902,657)     (506,995)     (716,048)
  Accretion of Dividends on Preferred
     Stock.................................          --        (194,472)      (70,590)     (139,621)
  Accretion of Discount on Preferred
     Stock.................................          --         (10,105)       (3,668)       (7,255)
                                             ----------     -----------    ----------    ----------
NET LOSS APPLICABLE TO COMMON STOCK........  $ (670,290)    $(1,107,234)   $ (581,253)   $ (862,924)
                                             ==========     ===========    ==========    ==========
NET LOSS PER COMMON SHARE..................      $(1.16)         $(1.94)       $(1.02)       $(1.51)
                                             ==========     ===========    ==========    ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING..............................     576,384         569,910       569,910       569,910
                                             ==========     ===========    ==========    ==========

    The accompanying notes are an integral part of the financial statements.

                               CIAO LIMITED, INC.

            STATEMENT OF REDEEMABLE EQUITY AND SHAREHOLDERS' DEFICIT

                                                  REDEEMABLE EQUITY                          TOTAL SHAREHOLDERS' DEFICIT
                              ---------------------------------------------------------    --------------------------------
                              SERIES A CONVERTIBLE         SERIES B                          COMMON STOCK
                                                          CONVERTIBLE                      -----------------    ADDITIONAL
                                PREFERRED STOCK         PREFERRED STOCK        TOTAL       NUMBER                 PAID-IN
                              --------------------    -------------------    REDEEMABLE      OF                   CAPITAL
                              SHARES      AMOUNT      SHARES     AMOUNT        EQUITY      SHARES     AMOUNT     (DEFICIT)
                              ------    ----------    -----    ----------    ----------    -------    ------    -----------
BALANCE--
 DECEMBER 26, 1993.........       --    $       --       --    $       --    $       --    794,355     $750     $   127,327
Issuance of Note Payable
 for 77,692 Shares of
 Treasury Stock............
Net Loss...................       --            --       --            --            --         --       --              --
                              ------    ----------    -----    ----------    ----------    -------     ----     -----------
BALANCE--
 DECEMBER 25, 1994.........       --            --       --            --            --    794,355      750         127,327
Issuance of Redeemable
 Equity....................   15,000     1,435,999    1,584     1,092,960     2,528,959
Reclassification of S
 Corporation Accumulated
 Deficit to Additional
 Paid-In Deficit...........                                                                                      (1,894,699)
Dividends Accrued on
 Redeemable Equity.........                112,500                 81,972       194,472
Accretion of Discount on
 Redeemable Equity.........                 10,105                               10,105
Net Loss...................       --            --       --            --            --         --       --              --
                              ------    ----------    -----    ----------    ----------    -------     ----     -----------
BALANCE--
 DECEMBER 31, 1995.........   15,000     1,558,604    1,584     1,174,932     2,733,536    794,355      750      (1,767,372)
Issuance of Warrants to
 Noteholders...............                                                                                          50,000
Dividends Accrued on
 Redeemable Equity
 (unaudited)...............                 80,769                 58,852       139,621
Accretion of Discount on
 Redeemable Equity
 (unaudited)...............                  7,255                                7,255
Net Loss (unaudited).......       --            --       --            --            --         --       --              --
                              ------    ----------    -----    ----------    ----------    -------     ----     -----------
BALANCE--
 JULY 14, 1996
 (UNAUDITED)...............   15,000    $1,646,628    1,584    $1,233,784    $2,880,412    794,355     $750     $(1,717,372)
                              ======    ==========    =====    ==========    ==========    =======     ====     ===========

                                                            TOTAL
                             ACCUMULATED    TREASURY     SHAREHOLDERS'
                               DEFICIT        STOCK        DEFICIT
                             -----------    ---------    -----------
BALANCE--
 DECEMBER 26, 1993.........  $  (831,726)   $ (45,000)   $  (748,649)
Issuance of Note Payable
 for 77,692 Shares of
 Treasury Stock............                   (90,000)       (90,000)
Net Loss...................     (670,290)          --       (670,290)
                             -----------    ---------    -----------
BALANCE--
 DECEMBER 25, 1994.........   (1,502,016)    (135,000)    (1,508,939)
Issuance of Redeemable
 Equity....................                                       --
Reclassification of S
 Corporation Accumulated
 Deficit to Additional
 Paid-In Deficit...........    1,894,699                          --
Dividends Accrued on
 Redeemable Equity.........     (194,472)                   (194,472)
Accretion of Discount on
 Redeemable Equity.........      (10,105)                    (10,105)
Net Loss...................     (902,657)          --       (902,657)
                             -----------    ---------    -----------
BALANCE--
 DECEMBER 31, 1995.........     (714,551)    (135,000)    (2,616,173)
Issuance of Warrants to
 Noteholders...............                                   50,000
Dividends Accrued on
 Redeemable Equity
 (unaudited)...............     (139,621)                   (139,621)
Accretion of Discount on
 Redeemable Equity
 (unaudited)...............       (7,255)                     (7,255)
Net Loss (unaudited).......     (716,048)          --       (716,048)
                             -----------    ---------    -----------
BALANCE--
 JULY 14, 1996
 (UNAUDITED)...............  $(1,577,475)   $(135,000)   $(3,429,097)
                             ===========    =========    ===========

    The accompanying notes are an integral part of the financial statements.

                               CIAO LIMITED, INC.

                            STATEMENTS OF CASH FLOWS

                                                     YEARS ENDED
                                               ------------------------       TWO QUARTERS ENDED
                                                DECEMBER      DECEMBER     -------------------------
                                                  25,           31,         JULY 9,       JULY 14,
                                                  1994          1995          1995          1996
                                               ----------    ----------    ----------    -----------
                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES--
  Net Loss..................................   $(670,290)   $(902,657)   $ (506,995)   $  (716,048)
  Depreciation..............................     132,335      275,259       126,662        233,691
  Amortization..............................     126,709      184,290       113,848        152,540
  Amortization of Lease Incentives..........     (22,916)    (122,083)      (64,497)       (91,764)
  Accretion of Notes Payable Discount.......          --           --            --          6,250
  Changes in Operating Assets and
     Liabilities--
     Decrease (Increase) in--
       Accounts Receivable..................       6,624       11,254         7,523        (32,676)
       Inventories..........................     (22,502)       1,622       (63,765)       (61,077)
       Prepayments..........................     (46,182)      38,223         9,469       (163,416)
       Preopening Costs.....................    (188,512)    (121,060)      (23,225)      (256,134)
     Increase (Decrease) in--
       Accounts Payable.....................     126,577      (44,515)      (13,523)       145,065
       Accrued Expenses.....................     290,844     (131,845)     (208,805)       170,262
       Accrued Rentals......................      69,158      172,679        93,230         81,151
                                               ---------    ---------    ----------    -----------
     NET CASH USED BY OPERATING
       ACTIVITIES...........................    (198,155)    (638,833)     (530,078)      (532,156)
                                               ---------    ---------    ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES--
  Purchase of Equipment and Improvements....    (330,500)    (123,620)     (112,532)    (1,481,681)
  Cash paid for Intangible Assets...........          --      (24,876)           --           (827)
  Cash paid for Security Deposits...........     (64,081)    (125,071)     (119,499)        (1,419)
                                               ---------    ---------    ----------    -----------
     NET CASH USED BY INVESTING
       ACTIVITIES...........................    (394,581)    (273,567)     (232,031)    (1,483,927)
                                               ---------    ---------    ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES--
  Increase (Decrease) in Bank Overdraft.....      22,555      (22,555)      (22,555)            --
  Proceeds from Issuance of Redeemable
     Equity.................................          --    1,150,000     1,150,000             --
  Proceeds from Issuance of Warrants........          --           --            --         50,000
  Payment of Preferred Stock Issuance
     Costs..................................          --      (64,001)      (64,001)            --
  Proceeds from Notes Payable...............     720,575      628,038       475,000      2,007,200
  Payments of Notes Payable.................    (574,551)    (675,286)     (571,061)      (143,270)
                                               ---------    ---------    ----------    -----------
     NET CASH PROVIDED BY FINANCING
       ACTIVITIES...........................     168,579    1,016,196       967,383      1,913,930
                                               ---------    ---------    ----------    -----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................    (424,157)     103,796       205,274       (102,152)
CASH AND CASH EQUIVALENTS--
  BEGINNING OF PERIOD.......................     458,021       33,864        33,864        137,660
                                               ---------    ---------    ----------    -----------
CASH AND CASH EQUIVALENTS--
  END OF PERIOD.............................   $  33,864    $ 137,660    $  239,138    $    35,508
                                               =========    =========    ==========    ===========

    The accompanying notes are an integral part of the financial statements.

                               CIAO LIMITED, INC.

                            STATEMENTS OF CASH FLOWS

                                                    YEARS ENDED
                                              ------------------------      TWO QUARTERS ENDED
                                               DECEMBER      DECEMBER     -----------------------
                                                 25,           31,         JULY 9,      JULY 14,
                                                 1994          1995          1995         1996
                                              ----------    ----------    ----------    ---------
                                                                                (UNAUDITED)
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES
Deferred landlord incentives received used
  to purchase leasehold improvements and
  equipment................................   $1,128,618    $1,079,506    $  168,972    $ 90,087
                                              ==========    ==========    ==========    ========
Purchase of Treasury Stock for note
  payable..................................    $  90,000            --            --          --
                                              ==========    ==========    ==========    ========
Conversion of short-term note into Series A
  Convertible Preferred Stock..............           --    $  350,000    $  350,000          --
                                              ==========    ==========    ==========    ========
Conversion of Series A and B Convertible
  Subordinated Participating Income Notes
  into Series B Convertible Preferred
  Stock....................................           --    $1,092,960    $1,092,960          --
                                              ==========    ==========    ==========    ========
Dividends accrued on Series A and B
  Convertible Preferred Stock..............           --    $  194,472    $   70,590    $139,621
                                              ==========    ==========    ==========    ========
Accretion of discount on Series A
  Convertible Preferred Stock..............           --    $   10,105    $    3,668    $  7,255
                                              ==========    ==========    ==========    ========
Accretion of discount on issuance of
  Bridge Notes.............................           --            --            --    $  6,250
                                              ==========    ==========    ==========    ========
Issuance of Bridge Note for Deferred
  Financing Costs..........................           --            --            --    $100,000
                                              ==========    ==========    ==========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid for interest.....................   $  168,565    $  210,292    $  111,098    $130,096
                                              ==========    ==========    ==========    ========

    The accompanying notes are an integral part of the financial statements.

                               CIAO LIMITED, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies and practices followed by the Company are as follows:

     Description of Business--The Company develops, owns and operates certain restaurants which operate under the name Ciao Baby Cucina. The Company also managed a restaurant in Washington D.C. under another name.

     Restaurants operated, managed or under development as of December 31, 1995 are summarized as follows:

                                                YEAR
                    LOCATION                   OPENED                    STATUS
    ----------------------------------------   ------       ---------------------------------
    Cincinnati, Ohio (Harper's Point)           1991               Owned and operating
    Washington, D.C.                            1993               Owned and operating
    Hackensack, New Jersey                      1994               Owned and operating
    Washington, D.C.                            1995         Managed and operated (agreement
                                                               terminated in April, 1996)
    Memphis, Tennessee                          1996               Owned and operating
    Cincinnati, Ohio (downtown)                 1996               Owned and operating

     Cash and Cash Equivalents--The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at a single financial institution cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed balance sheet amounts due to outstanding checks.

     Inventories--Inventories consist primarily of food, liquor and supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

     Equipment and Improvements--Equipment and improvements are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

     Depreciation is calculated on the straight-line method over the following estimated useful lives:

Leasehold Improvements             Remaining lease term, principally 10 years
Restaurant Equipment                              7 to 10 years
Office Furniture and Equipment                    5 to 7 years
Computer Equipment                                   5 years

     Intangible Assets--The costs of intangible assets are amortized on the straight-line basis over the following estimated useful lives:

        Licenses........................................................   15 years
        Preopening Costs................................................   12 months
        Organizational and Startup Costs................................    5 years

     Preopening costs consist primarily of payroll, training and other direct costs incurred prior to the opening of a new restaurant and are amortized using the straight-line method over the twelve month period subsequent to the date of opening.

     The Company evaluates the recoverability of intangible assets at each balance sheet date based on forecasted future operations and undiscounted cash flows exclusive of capital investments and other subjective

                               CIAO LIMITED, INC.

criteria. Based upon this information management believes that the carrying amount of these intangible assets will be realized over the respective amortization periods.

     Security Deposits--The Company has certificates of deposit totaling $337,500 at a single financial institution which are pledged to the Company's principal financial institution as collateral for three letters of credit totaling $397,000. These letters of credit are provided to the Company's landlords in accordance with certain lease agreements.

     Revenue Recognition--The Company recognizes revenues from its restaurant operations as earned on the close of each day's business.

     Advertising--The Company expenses the costs of advertising as incurred. Advertising expense totaled $101,405 for 1994, $84,277 for 1995 and $41,544 (unaudited) for the two quarters ended July 14, 1996.

     Income Taxes--Income taxes are computed based on the provisions of SFAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted tax law.

     Prior to March 30, 1995, the Company, with the consent of its shareholders, had elected to be taxed as an S corporation under the provisions of Section 1362 of the Internal Revenue Code. The shareholders were personally liable for their proportionate share of the Company's federal and state taxable income; therefore, no provision or liability for federal and state income taxes was reflected in the financial statements.

     Leases--The Company leases its restaurant facilities under operating lease agreements that generally provide for a base amount and a percentage of sales over a base amount. Generally these leases provide for escalating base lease payments over the terms of the leases and corresponding increases in the base amount applicable for the computation of percentage rents. For financial reporting purposes, the total amount of base rentals over the terms of the leases is charged to expense on the straight-line method over the lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability.

     The Company generally receives substantial lease incentives from its landlords upon signing of its lease agreements. The proceeds of these lease incentives are principally used to purchase leasehold improvements for the leased location, and certain lease agreements provide that the proceeds from these incentives may be used to purchase restaurant furniture, fixtures and equipment, preopening costs and certain other items. These lease incentives are classified as a long-term liability and are amortized as a reduction of rent expense on a straight-line basis over the lease term.

     Fiscal Year--The Company's fiscal year ends on the last Sunday in December, which includes 53 weeks in fiscal year 1995 and 52 weeks in fiscal year 1994. The first quarter consists of four periods and each of the remaining three quarters consists of three periods, with the first, second and third quarters ending 16 weeks, 28 weeks and 40 weeks, respectively, into the fiscal year.

     Estimates and Assumptions--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Unaudited Interim Financial Statements--In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the Company's financial statements as of July 14, 1996 and for the two quarters ended July 9, 1995 and the two quarters ended July 14, 1996, have been reflected in the accompanying interim financial statements. Operating results for the two quarters are not necessarily indicative of results of the entire year.

                               CIAO LIMITED, INC.

     Net Loss Per Common Share--Net loss per common share is computed using the weighted average number of shares of common stock outstanding. The Company's weighted average number of common shares outstanding of 569,910 reflect issued shares of 794,355 less treasury stock shares of 224,445. The weighted average number of common shares outstanding do not reflect the conversion of Series A preferred stock, Series B preferred stock, cumulative unpaid Series A and B preferred stock dividends, cumulative unpaid consulting fees, Series A and B Convertible Participating Income Notes, the 10% Convertible Subordinated Note Payable and the common stock warrant issuable to the underwriter upon closing of the initial public offering, as these common stock equivalents are anti-dilutive.

     Recent Accounting Pronouncements--The Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS 121) in March, 1995, to be effective for fiscal years beginning after December 15, 1995. SFAS 121 establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill either to be held or disposed of. The Company adopted SFAS 121 during the year ended December 31, 1995, with no impact on operations.

     Stock-Based Compensation--Accounting Principles Board (APB) Opinion 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) 123, "Accounting for Stock-Based Compensation". SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB Opinion 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal year 1996.

NOTE 2. LIQUIDITY AND OPERATIONS

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $902,657 for the year ended December 31, 1995 and $716,048 (unaudited) for the two quarters ended July 14, 1996. The Company has a deficiency in working capital of $849,774 at December 31, 1995 and $902,587 (unaudited) at July 14, 1996, and has a shareholders' deficit of $2,616,173 at December 31, 1995 and $3,429,097 (unaudited) at July 14, 1996.
These factors among others raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Due in part to the Company's continued expansion and plans for expansion, current operating cash flow is not sufficient to meet liquidity needs. The Company's current financing arrangements do not provide sufficient cash flow for continuing operating losses and the development and opening of the restaurant in Fort Lauderdale, Florida, for which the Company has executed a lease agreement, and for planned restaurants in Cleveland, Ohio and Baton Rouge, Louisiana. The Company intends to file with the Securities and Exchange Commission a Form SB-2 Registration Statement for the sale by the Company of approximately 1,000,000 shares of common stock at a proposed price of $7.00 per share (the offering). Offering proceeds to the Company of approximately $6.1 million are anticipated to be used to retire the 10.35% to 12% bridge notes for $2,500,000 and the Company's prime plus 2% bank debt totaling approximately $200,000 at July 14, 1996, to fund development activities of the Fort Lauderdale, Cleveland, Baton Rouge and other restaurants, and to provide working capital.

                               CIAO LIMITED, INC.

     In connection with the proposed initial public offering by the Company, subsequent to December 31, 1995, the following transactions have occurred or are anticipated to occur at the closing date of the offering:

          1) The 15,000 shares of Series A preferred stock will convert into 813,529 shares of the Company's common stock.

          2) The 1,584 shares of Series B preferred stock will convert into 552,270 shares of the Company's common stock.

          3) The Company will issue 55,554 shares of common stock to its former Series A and B preferred shareholders in satisfaction of cumulative unpaid dividends and 23,285 shares to a director and affiliate of a director for unpaid consulting fees. These share amounts assume an offering closing of September 30, 1996.

          4) The holders of the Series A and B Convertible Participating Income Notes will convert their notes into 53,866 shares of the Company's common stock.

     After giving effect to the financing secured subsequent to December 31, 1995 and the offering, the unaudited pro forma effect on the Company's financial position as of July 14, 1996 is summarized as follows:

                                                                              PRO FORMA
                                                                              JULY 14,
                                                                                1996
                                                                             (UNAUDITED)
                                                                             -----------
    Cash..................................................................   $3,301,008
    Current Assets........................................................   $3,655,776
    Equipment and Improvements, net.......................................   $4,440,653
    Security Deposits and Intangibles, net................................   $  601,229
    Total Assets..........................................................   $8,697,658
    Total Debt, including current portion.................................   $   10,479
    Shareholders' Equity..................................................   $5,649,123
    Total Liabilities and Shareholders' Equity............................   $8,697,658

NOTE 3. EQUIPMENT AND IMPROVEMENTS

     Equipment and improvements consist of the following major classifications:

                                                                                  JULY 14,
                                                                                    1996
                                                      1994           1995        (UNAUDITED)
                                                   ----------     ----------     -----------
    Leasehold Improvements......................   $1,527,902     $1,609,732     $3,549,477
    Restaurant Furniture and Equipment..........      675,846        698,358      1,274,961
    Computer Equipment..........................      148,952        148,952        231,540
    Office Furniture and Equipment..............       60,934         89,244        110,608
    China, Glassware and Flatware...............       55,154         46,123         77,097
    Construction in Progress....................           --      1,079,506             --
                                                   ----------     ----------     ----------
                                                    2,468,788      3,671,915      5,243,683
    Accumulated Depreciation....................     (294,079)      (569,339)      (803,030)
                                                   ----------     ----------     ----------
                                                   $2,174,709     $3,102,576     $4,440,653
                                                   ==========     ==========     ==========

                               CIAO LIMITED, INC.

NOTE 4. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                                   JULY 14,
                                                                                     1996
                                                      1994            1995        (UNAUDITED)
                                                   -----------     ----------     -----------
    Licenses....................................     $  57,500      $  80,298     $   81,125
    Preopening Costs............................       392,413        515,551        771,684
    Organizational and Startup Costs............        65,178         65,178         65,178
    Deferred Financing Costs....................            --             --        100,000
                                                     ---------      ---------     ----------
                                                       515,091        661,027      1,017,987
    Accumulated Amortization....................      (273,022)      (457,312)      (609,851)
                                                     ---------      ---------     ----------
                                                     $ 242,069      $ 203,715     $  408,136
                                                     =========      =========     ==========

NOTE 5. NOTES PAYABLE

Notes payable consist of the following:

                                                                                       JULY 14,
                                                                                         1996
                                                           1994           1995        (UNAUDITED)
                                                        -----------     ---------     -----------
Notes payable to bank, rates from 9% to prime plus
  2%, maturities extending through May, 1997.........   $   306,680     $ 282,204     $  195,899
10% Series A and B Convertible Subordinated
  Participating Income Notes.........................     1,200,000       100,000        100,000
7% Notes payable to holders of Series B Convertible
  Subordinated Participating Income Notes............       425,000            --
10% Convertible Subordinated Note Payable............            --       150,000        150,000
Prime note payable to officer and
  shareholder--payable $7,500 monthly plus interest,
  due February, 1997.................................       194,391        95,984         41,525
10.35% to 12% Bridge Notes--due on the earlier of
  March 8, 1998 or within 10 days of closing of the
  company's initial public offering--convertible upon
  default into shares of a new class of convertible
  stock..............................................            --            --      2,106,250
Equipment notes payable..............................         5,150         5,785         10,479
                                                         ----------     ---------     ----------
                                                          2,131,221       633,973      2,604,153
Less current portion.................................    (1,742,503)     (449,638)      (342,141)
                                                        -----------     ---------     ----------
                                                        $   388,718     $ 184,335     $2,262,012
                                                        ===========     =========     ==========

     The notes payable to bank are secured by substantially all assets of the Company and the guarantee of the Company's president.

     The Series A and B Convertible Participating Income Notes provide for interest at 10% plus contingent interest based on sales not to exceed 10% of the principal amount. These notes are convertible into 53,866 shares of the Company's common stock, are subject to certain prepayment penalties through September, 1998 and are unsecured. These notes are included in the current portion of long-term debt at December 31, 1995 as the notes are in default due to nonpayment of interest.

                               CIAO LIMITED, INC.

     The 10% Convertible Subordinated Note Payable is due to an entity controlled by certain shareholders and is convertible into 81,352 shares of the Company's common stock. This note is subject to certain redemption options subsequent to December 31, 1999.

     At December 31, 1995 aggregate maturities of long-term debt for the five years subsequent to that date are as follows:

                 YEAR ENDING
                 -----------
December 29, 1996............................    $449,638
December 28, 1997............................    $ 34,335
December 27, 1998............................          --
December 26, 1999............................    $150,000

     Based on the borrowing rates currently available to the Company for notes payable with similar terms and average maturities, the fair values of debt securities approximate their carrying values.

NOTE 6. REDEEMABLE EQUITY

     In March, 1995, the Company issued Series A and Series B redeemable convertible preferred stock to retire certain indebtedness, to fund restaurant development and to provide working capital. This preferred stock may be described as follows:

     Series A--15,000 shares of $100 par value Series A preferred stock were issued in exchange for an existing $350,000 note and $1,150,000 in cash. The Series A preferred stock is entitled to annual cumulative dividends equal to 10% of par value, is convertible into 813,529 shares of common stock at the option of the preferred shareholders, is entitled to voting rights equal to the respective number of common stock equivalents to which the preferred shareholders are entitled in the event of conversion and is subject to mandatory redemption beginning December 31, 1999 for a price equal to the par value plus accumulated and unpaid dividends. The Company is restricted from paying dividends on its Series B preferred stock and on its common stock until cumulative unpaid dividends on Series A preferred stock have been paid. These cumulative unpaid dividends totaled $112,500 at December 31, 1995 and $193,269 (unaudited) at July 14, 1996.

     Series B--1,584 shares of $690 par value Series B preferred stock were issued in exchange for then outstanding Series A notes of $650,000 and Series B notes of $450,000 respectively. The Series B preferred stock is entitled to annual cumulative dividends equal to 10% of par value, is convertible into 552,270 shares of common stock at the option of the preferred shareholders, is entitled to voting rights equal to the respective number of common stock equivalents to which the preferred shareholders are entitled in the event of conversion and is subject to mandatory redemption beginning December 31, 1999 for a price equal to the par value plus accumulated and unpaid dividends. The Company is restricted from paying dividends on its common stock until cumulative unpaid dividends on Series A and Series B preferred stock have been paid. These cumulative unpaid dividends totaled $81,972 for Series B at December 31, 1995 and $140,824 (unaudited) at July 14, 1996.

     At December 31, 1995, the Series A preferred stock had a carrying value of $1,558,604 and the Series B preferred stock had a carrying value of $1,174,932. Based upon terms available to the Company for similar instruments, the Company believes these carrying values approximate the fair market values as of such date.

                               CIAO LIMITED, INC.

NOTE 7. INCOME TAXES

     The provision for income taxes consists of the following:

        Deferred Provision...............................................   $(107,000)
        Tax Benefit of Net Operating Loss Carryforward...................    (162,000)
                                                                            ---------
        Valuation Allowance..............................................     269,000
                                                                            ---------
             Total Provision for Income Taxes............................   $      --
                                                                            =========

     The provision for income taxes differs from the amounts computed by applying the federal statutory rate to book income for the period from March 30, 1995 to December 31, 1995 is as follows:

        Income tax at federal statutory rate.............................   $(230,000)
        State income taxes, net of federal benefit.......................     (40,000)
        Valuation Allowance..............................................     269,000
        Other............................................................       1,000
                                                                            ---------
                                                                            $      --
                                                                            =========

     As discussed in the summary of significant accounting policies, the Company changed its tax status from non-taxable to taxable effective March 30, 1995. Accordingly, the deferred tax asset at that date of approximately $219,500 has been recorded during 1995 along with an offsetting valuation allowance of $219,500.

     Given the historical net losses incurred by the Company and the tax rates and jurisdictions in which the Company operates, the Company would incur no income tax expense as a C corporation; therefore, pro forma net loss and net loss applicable to common stock would be equivalent to results as reported in the income statement. The Company's net operating losses and certain other items would result in a deferred tax asset and income tax benefit, but the Company would record a valuation allowance in an equivalent amount to reduce the deferred tax asset and income tax benefit to zero; accordingly, the statement of financial position and results of operations would not be impacted by the Company's pro forma taxation as a C corporation.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred tax assets are as follows:

        Accrued expenses.................................................   $  84,000
        Deferred Rent....................................................     149,000
        Net operating loss carryforwards.................................     162,000
        Asset depreciation and amortization, net of deferred lease
          incentive......................................................      93,500
                                                                            ---------
                                                                              488,500
                                                                            ---------
        Valuation allowances.............................................    (488,500)
                                                                            ---------
             Net Deferred Tax Asset......................................   $      --
                                                                            =========

     No benefit for income taxes has been recorded due to losses reported in fiscal year 1995 given that the realization of this asset is uncertain in that it is dependent upon, among others, prospective taxable income.

NOTE 8. LEASE COMMITMENTS

     The Company leases restaurant facilities and administrative offices under terms which generally provide for minimum annual rental plus additional rents computed as a percentage of sales if a restaurant's sales exceed certain levels. The restaurant leases expire through 2012 and generally contain options to renew for

                               CIAO LIMITED, INC.

terms of up to ten years. Two of the Company's restaurant locations and the Company's administrative offices are leased from an entity controlled by certain of its shareholders. The lease for one restaurant location is guaranteed by the Company's president.

     Future minimum lease payments under noncancellable operating leases with initial or remaining lease terms in excess of one year as of December 31, 1995, including the lease agreement executed for the Fort Lauderdale, Florida restaurant during 1996, are as follows:

                                          THIRD         RELATED       SUB-LEASE
               YEAR ENDING               PARTIES        PARTIES        RENTALS         TOTAL
    ---------------------------------   ----------     ----------     ---------     -----------
    December 29, 1996................   $  558,400     $  178,380     $ (41,477)    $   695,303
    December 28, 1997................      845,647        286,676       (43,137)    $ 1,089,186
    December 27, 1998................      857,149        286,676       (44,862)    $ 1,098,963
    December 26, 1999................      829,052        286,676       (11,324)    $ 1,104,404
    December 31, 2000................      823,304        286,676            --     $ 1,109,980
    Thereafter.......................    4,664,518      1,914,891            --     $ 6,579,409
                                        ----------     ----------     ---------     -----------
                                        $8,578,070     $3,239,975     $(140,800)    $11,677,245
                                        ==========     ==========     =========     ===========

     Rent expense totaled $373,209 for 1994, $527,060 for 1995 and $367,388
(unaudited) for the two quarters ended July 14, 1996. Contingent rental expense, computed principally on the basis of sales in excess of specified threshold amounts, totaled $23,581 for 1994, $116,331 for 1995 and $80,465 (unaudited) for the two quarters ended July 14, 1996.

NOTE 9. RELATED PARTY TRANSACTIONS

     The Company has a consulting agreement with one of its directors and shareholders which provides for consulting and financial advisory fees of $50,000 annually. Consulting fees totaled $37,500 for 1995 and $26,923 (unaudited) for the two quarters ended July 14, 1996 under this arrangement, of which $13,000 was outstanding at December 31, 1995 and $39,923 (unaudited) at July 14, 1996.

     The Company has a consulting agreement with an affiliate of the holder of its Series A convertible preferred stock and a director which provides for consulting and financial advisory fees of $75,000 annually. Consulting fees totaled $56,250 for 1995 and $40,385 (unaudited) for the two quarters ended July 14, 1996 under this arrangement, of which $56,250 was outstanding at December 31, 1995 and $96,635 (unaudited) at July 14, 1996.

     The Company has a demand note payable to a shareholder and officer bearing interest at the prime rate. The outstanding balance on this note was $194,391 at December 25, 1994, $95,984 at December 31, 1995, and $41,525 (unaudited) at July 14, 1995. Interest expense on this note totaled $8,550 for 1994, $10,964 for 1995, and $2,712 (unaudited) for the two quarters ended July 14, 1996.

     The Company leases one restaurant, and in 1996 commenced leasing an additional restaurant and its administrative offices, from partnerships in which a nominee for director and shareholders serve as general partners. Rent expense for these facilities totaled $57,448 for 1994, $76,111 for 1995 and $63,523 (unaudited) for the two quarters ended July 14, 1996.

     The Company purchases certain alcoholic beverages from a company in which a nominee for director of the Company is an officer. Purchases of alcoholic beverage products totaled $79,647 for 1994, $82,766 for 1995 and $112,321 (unaudited) for the two quarters ended July 14, 1996.

                               CIAO LIMITED, INC.

NOTE 10. LITIGATION

     In August 1996, the Company was added as a defendant in an Amended Counterclaim in litigation pending in the Superior Court of the District of Columbia, Notte Luna Limited Partnership et al. v. Capital Management and Development Corporation et al. (Civ. Div. No. 0007600-95). Notte Luna, a Washington, D.C. restaurant, engaged Capital Management and Development Corporation ("CMDC") to manage its restaurant. Alleging poor performance and defaults in the management agreement, Notte Luna terminated the CMDC management agreement, engaged the Company to manage the restaurant and sued CMDC. The Company managed the restaurant from March 4, 1995 to April 21, 1996. CMDC has now brought a counterclaim against the Company alleging conspiracy to induce Notte Luna to terminate its contract with CMDC, as well as slander and interference with contract and business relationships, and claiming $6,000,000 in compensatory and $6,000,000 in punitive damages. The litigation is in the early stages of proceedings. Accordingly, the Company is unable to predict the effect of the ultimate resolution of the matter. Although an unfavorable decision could have a material adverse effect upon the Company's results of operations, financial condition and liquidity, the Company believes it has meritorious defenses and intends to defend the action vigorously.

NOTE 11. STOCK OPTIONS

     The Company has an employment agreement with its president and chief executive officer which extends through March, 1997 and is subject to annual renewals. This agreement provides for the issuance of options to purchase 46,270 shares subsequent to April 1, 1995 and 45,924 shares for each of the following two years at a price of $1.45 per share. The Company and its president plan to cancel this employment agreement and the related options.

NOTE 12. DEVELOPMENT COMMITMENTS

     During February and March, 1996, the Company opened additional restaurants in Memphis, Tennessee and Cincinnati, Ohio. The Company expended approximately $1,739,000 subsequent to December 31, 1995 for leasehold improvements, furniture, fixtures, equipment and preopening costs, net of reimbursements from landlords.

     On July 1, 1996, the Company entered into a lease for a 6,755 square foot restaurant in Fort Lauderdale, Florida for a ten-year term, with two five-year renewal options. This restaurant is expected to be open in the first quarter of fiscal year 1997, and is projected to require a $675,500 contribution from the Company for leasehold improvements and approximately $674,500 from the Company for restaurant furniture, fixtures and equipment, preopening costs and other costs. The lease agreement provides for minimum base rental of $202,650 annually plus contingent rentals due at percentages of gross sales in excess of certain levels.

     The Company is engaged in negotiations to lease a 5,700 square foot restaurant and a 11,500 square feet banquet facility in Cleveland, Ohio. These facilities are projected to open in April, 1997 and require a $400,000 contribution from the Company for leasehold improvements, restaurant furniture, fixtures and equipment, preopening costs and other costs. The minimum base rentals have not yet been determined, but are anticipated to include a contingent rental payment based on 50% of restaurant net income, as adjusted for certain items.

     The Company is evaluating a proposal from a developer to lease a 7,515 square foot restaurant in Baton Rouge, Louisiana for a twenty year term, which is projected to be open in mid-1997. The proposal provides for minimum annual rentals of $210,420 for the first ten years and $225,450 for the second ten years of the lease term. The cost of leasehold improvements is projected to be $1,350,000, of which the landlord is anticipated to provide lease incentives totaling $750,000. This lease agreement is anticipated to contain pro rata payment of

                               CIAO LIMITED, INC.

common area maintenance, taxes and insurance, and a provision for contingent rentals for sales in excess of certain minimum amounts.

NOTE 13. SUBSEQUENT EVENTS

     Subsequent to December 31, 1995, the Company issued $2,500,000 face value in 10.35% to 12% convertible notes to fund development costs and operations. These notes are secured by certain personal property and are convertible in the event of default into Series C, 8% preferred stock redeemable in December, 1999. The notes include warrants for the purchase of common stock at the offering price in the event of an initial public offering for a period of five years subsequent to the public offering, which were allocated $50,000 from the proceeds of the note offering. The term of the notes is two years, with payment accelerated in the event of a closing of an initial public offering or in the event of a material adverse change as determined by the agent for the notes. The Company expects to repay these notes with the proceeds of its initial public offering. In the event that this offering does not occur, the supplemental loss per common and equivalent share, as if the bridge notes were converted to Series C redeemable equity for all periods presented, is $1.51 and $2.29 for the years ended December 31, 1994 and December 25, 1995 and $1.70 for the two quarters ended July 14, 1996.

     On November 18, 1996, the Company changed its name to Ciao Cucina Corporation and increased its authorized number of common shares to 10,000,000 and its authorized number of preferred shares to 100,000. The financial statements reflect a 345.3 to 1 stock split (effected in the form of a stock dividend), which transaction occurred in connection with the Company's initial public offering. All share and per share data have been restated to reflect the stock split and reclassification.

                            [PICTURE OF FOOD ITEMS]
                      EUROPEAN BREADS, MUFFINS & PASTRIES

                         [PICTURE OF STORE-FRONT STYLE
                            SPECIALTY GOURMET COFFEE
                                   OPERATION]

                             CIAO ESPRESSO MEMPHIS

                           [PICTURE OF RETAIL ITEMS]

                       CIAO RETAIL PRODUCTS & MERCHANDISE

                            [PICTURE OF WINE LOCKER]

                               CIAO WINE LOCKERS

                            [PICTURE OF DINING ROOM]

                          PRIVATE DINING ROOM MEMPHIS

------------------------------------------------------
------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ON BEHALF OF THE COMPANY ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT QUALIFIED OR TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
History of the Company................   15
Use of Proceeds.......................   16
Dividend Policy.......................   16
Capitalization........................   17
Dilution..............................   18
Selected Financial Data...............   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   25
Executive Officers, Directors and
  Nominees............................   34
Compensation..........................   36
Certain Transactions..................   37
Holdings of Management and Principal
  Shareholders........................   40
Selling Shareholders..................   41
Description of Capital Stock..........   41
Shares Eligible for Future Sale.......   44
Underwriting..........................   45
Legal Matters.........................   46
Experts...............................   46
Available Information.................   46
Index to Financial Statements.........  F-1

                            ------------------------

  Until December 17, 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in the distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
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                         CIAO CUCINA CORPORATION LOGO

                                   1,000,000
                                     SHARES

                                      CIAO
                                     CUCINA
                                  CORPORATION

                                  COMMON STOCK

                               -----------------
                                   PROSPECTUS
                               -----------------

                           GLASER CAPITAL CORPORATION

                               NOVEMBER 22, 1996
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